EXHIBIT 99.2

LOAN AGREEMENT

HIGH TIDE INC.

as Borrower

- and -

HORTICAN INC.

as Lender

DATED AS OF July 16, 2025

1380-5754-0375.10

Table of Contents

Page

ARTICLE 1 DEFINITIONS		1

1.1	Definitions	1
1.2	Interpretation and Headings	16
1.3	Governing Law	17
1.4	Accounting Terms	17
1.5	Currency and Time References	17
1.6	Severability	17
1.7	Day not a Business Day	17
1.8	Time of the Essence	17
1.9	Rules of Interpretation	17
1.10	Paramountcy of Intercreditor Agreement	18
1.11	Schedules	18

ARTICLE 2 THE LOAN		19

2.1	The Loan	19
2.2	Original Issue Discount	19
2.3	Purpose	19
2.4	Account of Record	19
2.5	Interest on the Loan	19
2.6	[Reserved]	19
2.7	Interest Act (Canada)	20
2.8	Waiver	20
2.9	Interest on Overdue Amounts and Event of Default	20
2.10	General Interest Provisions	20

ARTICLE 3 PAYMENTS		20

3.1	Repayment of Loan	20
3.2	Voluntary Prepayment	20
3.3	Time, Place and Currency of Payment	21
3.4	Application of Payments After Default	21

ARTICLE 4 SECURITY		21

4.1	Security	21
4.2	Priority of Loan and Security	22
4.3	Continuing Security	23
4.4	Exclusivity of Remedies	23
4.5	Form of Security	23
4.6	After-Acquired Property	23
4.7	Registration of Security	23
4.8	PPSA Waiver	23

ARTICLE 5 REPRESENTATIONS AND WARRANTIES		24

5.1	Representations and Warranties	24
5.2	Accredited Investor	28

- ii -

5.3	Nature and Survival of Representations and Warranties	28

ARTICLE 6 COVENANTS		28

6.1	Positive Covenants	28
6.2	Negative Covenants	31

ARTICLE 7 CONDITIONS PRECEDENT		36

7.1	Conditions Precedent to Effectiveness in Favour of Lender	36
7.2	Conditions Precedent to Effectiveness in Favour of Borrower	37
7.3	Waiver of Conditions Precedent	37
7.4	Form and Substance of Documents	37

ARTICLE 8 EVENTS OF DEFAULT		38

8.1	Events of Default	38
8.2	Acceleration, Demand and Termination of Rights	40
8.3	Remedies	40
8.4	Waivers	40
8.5	Saving	41
8.6	Perform Obligations	41
8.7	Third Parties	41
8.8	Remedies Cumulative	41
8.9	Set-Off or Compensation	41

ARTICLE 9 INDEMNIFICATION OF LENDER		42

9.1	General Indemnity	42

ARTICLE 10 CONVERSION OF FUNDED AMOUNT		42

10.1	Conversion	42
10.2	Adjustment of Conversion Price	43
10.3	Conversion Rights Adjustment Rules	45
10.4	Fractional Common Shares	46
10.5	Notice of Adjustment	46
10.6	Authorization, Reservation and Valid Issuance of Common Shares	46

ARTICLE 11 ASSIGNMENT		46

11.1	Assignment Prior to Default	46
11.2	No Assignment by Borrower	47

ARTICLE 12 GENERAL PROVISIONS		47

12.1	Exchange and Confidentiality of Information	47
12.2	Electronic Instructions	47
12.3	Further Assurances	47
12.4	Conflicting Provisions	47
12.5	Notice	47
12.6	Time of Essence	48
12.7	Entire Agreement	48
12.8	Counterparts; Integrations; Effectiveness	48

- iii -

12.9	Electronic Execution of Agreements	48

SCHEDULE A FORM OF WARRANT CERTIFICATE		A-1

THIS LOAN AGREEMENT is made as of July 16, 2025

AMONG:

HIGH TIDE INC.

(the"Borrower")

- and-

HORTICAN INC.

(and one or more entities to whom such lender assigns an interest herein pursuant to Article 11 hereof, collectively, the"Lender'')

RECITALS:

A.   The Lender has agreed to provide the Loan to the Borrower on the terms and conditions herein set forth.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1	Definitions

In this Agreement, including the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Affiliate" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be"controlled by" any other Person if such other Person possesses, directly or indirectly, (a) the power to vote more than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (b) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

"Agreement" or"Loan Agreement" means this loan agreement as the same from time to time may be amended, supplemented, restated or otherwise modified in accordance with the provisions hereof.

"Applicable Law" means all federal, provincial, state, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal bylaws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority).

"Asset Sale"means any of the foregoing:

(a)	the sale, lease, conveyance or other disposition of any assets or rights (including the sale by the Borrower or any Subsidiary of Shares in any of the Borrower's Subsidiaries, but excluding the sale of directors’ qualifying shares or shares required to be owned by other Persons pursuant to Applicable Law); and

1380-5754-0375.10

(b)	the issuance of Shares by any of the Borrower’s Subsidiaries.

Notwithstanding the preceding, the following items will be deemed not to be an Asset Sale:

(i)	a sale, lease, conveyance or other disposition of assets solely between or among the Loan Parties;

(ii)	an issuance or sale of Shares of or by a Loan Party to the Borrower or to another Loan Party;

(iii)	any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities, or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

(iv)	the sale or lease of equipment, products and inventory, accounts receivable or other assets in the ordinary course of business, and including the sale of the Borrower’s products and inventory pursuant to agreements entered in the ordinary course of business;

(v)	the sale or other disposition of cash or Cash Equivalents;

(vi)	any Asset Swap;

(vii)	the creation or perfection of a Lien (but not the sale or other disposition of any asset subject to such Lien);

(viii)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(ix)	dispositions of receivables owing to the Borrower or any of its Subsidiaries in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings of the account debtor and exclusive of factoring or similar arrangements;

(x)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business and which do not materially interfere with the business of the Borrower and its Subsidiaries; and

(xi)	any sale of assets received by the Borrower or any of its Subsidiaries upon foreclosure of a Lien.

“Asset Swap” means any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of any assets (other than Shares) or properties used or useful in a Permitted Business between the Borrower or any Subsidiary and another Person; provided that the Fair Market Value of the assets or properties traded or exchanged by the Borrower or such Subsidiary (together with any cash and Cash Equivalents) is reasonably equivalent to the Fair Market Value of the assets or properties (together with any cash and Cash Equivalents) to be received by the Borrower or such Subsidiary.

“Borrower” means High Tide Inc. and its permitted successors and permitted assigns.

“Business Day” means a day on which banks are open for business in Calgary (Alberta), but does not, in any event, include a Saturday or a Sunday.

“Canadian Dollars”, “Cdn. Dollars” and “Cdn. $” mean lawful money of Canada for the payment of public and private debts.

“Cannabis” means:

(a)	any plant or seed, whether live or dead, from any species or subspecies of genus Cannabis, including Cannabis sativa, Cannabis indica and Cannabis ruderalis, marijuana and any part, whether live or dead, of the plant or seed thereof, including any stalk, branch, root, leaf, flower or trichome;

(b)	any material obtained, extracted, isolated or purified from the plant or seed or the parts contemplated by clause of this definition, including any oil cannabinoid, terpene, genetic material or any combination thereof;

(c)	any organism engineered to biosynthetically produce the material contemplated by clause
(b)	of this definition, including any micro-organism engineered from such purpose;

(d)	any biologically or chemically synthesized version of the material contemplated by clause

(b)   of this definition or any analog thereof, including any product made by any organism contemplated by clause (c) of this definition;

(e)	any other meaning ascribed to the term “cannabis” under Applicable Law in any Relevant Jurisdiction, including the Cannabis Act and the Controlled Drugs and Substances Act (Canada); and

(f)	any other meaning ascribed to the term “cannabis” under the Controlled Substances Act (United States).

“Cannabis Activities” means any activities of a Person (including advertising or promotional activities) relating to or in connection with the possession, exportation, importation, cultivation, production, processing, purchase, distribution or sale of Cannabis or Cannabis products, whether such activities are for medical, scientific, recreational or any other purpose.

“Cannabis Law” means Applicable Law with respect to Cannabis Activities made from time to time in any Relevant Jurisdiction, including the Cannabis Act, its regulations and the Controlled Drugs and Substances Act (Canada).

“Capital Stock” means:

(a)    in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) in the authorized share structure of the entity;

(b)  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited);

(c)	in the case of a trust, trust units; and

(d) any other interest or participation that confers on a Person, rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities, including debt securities convertible into or exchangeable for Capital Stock (until they are actually converted), whether or not such debt securities have any right of participation with Capital Stock.

“Cash Equivalents” means:

(a)	Canadian or United States dollars, and such other currencies as may be held by a Loan Party from time to time in the ordinary course of business;

(b)	securities issued by or directly and fully guaranteed or insured by the federal government of Canada, the United States of America, any member state of the European Union, (provided that such member state has a rating of “A” or higher from Fitch, “A” or higher from S&P, “A2” or higher from Moody’s or “A” or higher from DBRS) or the United Kingdom or any agency or instrumentality thereof (provided that the full faith and credit of the federal government of Canada, the United States, the United Kingdom or the relevant member state of the European Union is pledged in support of those securities) having maturities of not more than two years from the date of acquisition;

(c)	demand accounts, time deposit accounts, bearer deposit notes, certificates of deposit and Eurodollar time deposits with maturities of one year or less from the date of acquisition, demand and overnight bank deposits and other similar types of investments routinely offered by commercial banks or trust companies, in each case, with any bank or trust company that has a rating of “A” or higher from Fitch, “A” or higher from S&P, “A2” or higher from Moody’s or “A” or higher from DBRS;

(d)	(repurchase obligations with a term of not more than 365 days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)                commercial paper having a rating of “F-1” or higher from Fitch, “A-1” or higher from S&P, “P-1” or higher from Moody’s or “R-1(low)” or higher from DBRS and in each case maturing within 365 days after the date of acquisition;

(f)                  readily marketable direct obligations issued by a state of the United States of America or a province of Canada or any political subdivision thereof having a rating of “A” or higher from Fitch, “A” or higher from S&P, “A2” or higher from Moody’s or “A” or higher from DBRS, in each case with maturities not exceeding two years from the date of acquisition; and

(g)	money market or investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (f) of this definition.

“Cash Management Obligations” means obligations in respect of cash management services consisting of automated clearing house transactions, controlled disbursement services, treasury, depository, overdraft and electronic funds transfer services, foreign exchange facilities, currency exchange transactions or agreements and options with respect thereto, credit card processing services, credit or debit cards, purchase cards and any indemnity given in connection with any of the foregoing.

“Change of Control” means the occurrence of any of the following events:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of plan of arrangement, merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Shares of the Borrower’s Subsidiaries) of the Borrower and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert (any such group, a “Group”);

(b)	the consummation of any transaction (including, without limitation, any plan of arrangement, merger, amalgamation or consolidation) the result of which is that any Person or Group beneficially owns, directly or indirectly, more than 50% of the Shares of the Borrower, measured by investment power or voting power; or

(c)	at any time individuals who constitute the Borrower’s Board of Directors (the “Board”) as of the date hereof (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by holders of the Borrower’s Shares, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, except that no individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors, or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board, shall be considered a member of the Incumbent Board for purposes of this definition; or

(d)	the adoption by the holders of Shares of the Borrower of a plan or proposal for the liquidation or dissolution of the Borrower.

For purposes of this definition, (i) a beneficial owner includes any Person or Group who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has voting power of, which includes the power to vote, or to direct the voting of, a security, (ii) a Person or Group shall not be deemed to have beneficial ownership of securities subject to a share purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement, and (iii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a) to (d) above to become effective under Applicable Law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under Applicable Law.

“Closing Date” means July 16, 2025 or such other date as may be agreed to in writing between the Lender and the Borrower, provided that the conditions precedent set out in section 7.2 have been satisfied by such date unless waived in writing by the Lender and the conditions precedent set out in section 7.1 have been satisfied by such date unless waived in writing by the Borrower.

“Collateral” means all of the present and future property, assets and undertaking of the Borrower and the other Loan Parties, excepting only the Excluded Assets.

“Common Shares” means, the common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Agreement; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof; any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up; or successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 10.2, “Common Shares” shall, as the context may then require, mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up.

“Constating Documents” means, with respect to a corporation, its articles of incorporation, amalgamation or continuance, unanimous shareholders’ agreement or other similar document and its by-laws, and with respect to any other Person which is an artificial body, the organization and governance documents of such Person, all as amended from time to time.

“Conversion Price” means $4.20 per share (subject to adjustment in accordance with section 10.2).

“Current Market Price” of the Common Shares at any date means the price per Common Share equal to the VWAP for the 30 trading days preceding such date (i) on the TSXV, or (ii) if the Common Shares are not traded on the TSXV, on any other stock exchange or quotation system on which the Common Shares are traded, or (iii) if the Common Shares are not traded on any stock exchange or quotation system, on an over-the-counter market on which the Common Shares are traded. If the Common Shares are not then traded on an over-the-counter market or on any stock exchange or quotation system, the Current Market Price per Common Share shall be the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Borrower and reasonably acceptable to the Lender, the fees and expenses of which shall be paid by the Borrower.

“Current Ratio” means the Borrower’s current assets on a consolidated basis, divided by the Borrower’s current liabilities on a consolidated basis. The following shall be excluded for the purposes of calculating the Borrower’s consolidated current liabilities: (i) hedging obligations, and (ii) lease liabilities. Principal payments scheduled to be made pursuant to the Senior Debt in the immediately following twelve months shall be included in the absence of a demand or default thereunder, with the remainder of the scheduled principal payments to be classified as long term debt of the Borrower.

“Debt” means, with respect to any specified Person at any particular time, whether or not contingent and without duplication:

(a)	all indebtedness of such Person in respect of borrowed money;

(b)	all obligations of such Person evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(c)	all lease liabilities of such Person;

(d)	all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property that would be included on a statement of financial position as a liability in accordance with IFRS, except any such balance that constitutes an accrued expense or trade payable;

(e)	all net obligations of such Person due and payable by such Person at such time under Hedging Obligations;

(f)	all Debt of others secured by a Lien on any asset of the specified Person (whether or not such Debt is assumed by the specified Person); and

(g)	to the extent not otherwise included, the obligations of the specified Person under any guarantee of any Debt of any other Person,

if and to the extent any of the preceding items (other than letters of credit and hedging obligations) would appear as a liability upon a statement of financial position of the specified Person prepared in accordance with IFRS.

“Debt Service Coverage Ratio” means in respect of any fiscal period, the ratio of EBITDA for such fiscal period, divided by the Debt Service Obligations.

“Debt Service Obligations” means the sum of principal and interest payments made by the Borrower during the immediately preceding four fiscal quarters determined on a consolidated basis, excluding principal and interest payments on indebtedness specifically subordinated and postponed to the Loan.

“Default” means any event or condition which, upon the giving of notice, lapse of time or a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Disclosure Letter” means the disclosure letter particularizing certain factual matters, in form and substance satisfactory to the Lender, provided by the Borrower to the Lender on or before the date of this Loan Agreement.

“Distribution” means, without duplication:

(a)	any declaration or payment of dividends, royalties, distributions, fees or management fees, or other payment or distribution of any kind directly or indirectly to any holder of Shares of the Borrower or any Subsidiary of the Borrower (other than to a Loan Party), including, without limitation, in connection with any merger, amalgamation, consolidation or arrangement involving the Borrower or any of its Subsidiaries;

(b)	any repurchase, retraction, redemption or other retirement of Shares (other than shares owned by a Loan Party);

(c)	any payment of any amount of principal, interest, premium or any other amount in respect of, or any other payment on or with respect to, or any purchase, redemption defeasance or other acquisition or retirement for value of, any Debt owed to any Person;

(d)	the making of any loan, advance or other Investment to or in favour of any Person, unless to or in favour of a Loan Party; or

(e)	the transfer by a Person of any of its property for consideration of less than fair market value thereof, to any Person, unless to a Loan Party.

“EBITDA” means, in respect of the immediately preceding four fiscal quarters, the consolidated net income of the Borrower in respect of such fiscal period determined in accordance with IFRS, plus the following amounts (to the extent such amounts were deducted in determining EBITDA, and without duplication):

(a)	income and capital taxes;

(b)	depreciation and amortization;

(c)	non-cash share-based compensation;

(d)	interest, fees and expenses paid in connection with Permitted Debt; and

(e)	other non-cash expenses.

provided that for the purposes of this definition EBITDA shall be calculated without reference to: (i) extraordinary or non-recurring income and gains; (ii) non-cash gains (such as unrealized foreign exchange gains); and (iii) net income attributable to any Investment in an entity that the Borrower does not control.

“Effective Date” means the Closing Date.

“Environment” means each and every component of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, Liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:

(a)	any claim by a Governmental Authority for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)	any claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the Environment.

“Environmental Laws” means any Applicable Law relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Default” means each of the events described in Section 8.1.
“Excluded Assets” means:

(a)	any lease, license, contract, property right or agreement to which a Loan Party has the benefit, to the extent that (i) such lease, license, contract, property right or agreement is not assignable or capable of being encumbered as a matter of law or under the terms of the lease, license, contract, property right or agreement applicable thereto (but solely to the extent that any such restriction shall be enforceable under Applicable Law), without the consent of the licensor or lessor thereof or other applicable party thereto and (ii) such consent has not been obtained; provided, however, that the term “Excluded Assets” shall not include (1) any and all proceeds of such lease, license, contract, property right or agreement to the extent that the assignment or encumbering of such proceeds is not so restricted and (2) if the consent of any such licensor, lessor or other applicable party with respect to any such otherwise excluded lease, license, contract, property right or agreement shall hereafter be obtained, thereafter such lease, license, contract, property right or agreement as well as any and all proceeds thereof that might theretofore have been included in the term “Excluded Assets” shall be excluded from such term;

(b)	the last day of the term of any lease or agreement therefor, but upon the enforcement of the Lien granted by the Security Documents, the Loan Party shall stand possessed of such last day in trust to assign the same to any person acquiring such term; and

(c)	any consumer goods of the Loan Parties.

“Existing Debt” means the Debt set forth in the Disclosure Letter, all of which is in existence on the Effective Date, until such Debt is repaid or otherwise extended, refinanced, renewed, replaced, defeased or refunded.

“Fair Market Value” means the value that would be paid by a willing buyer to a willing seller that is not an Affiliate of the willing buyer in a transaction not involving distress or necessity of either party.

“Funded Debt” means Debt of the Borrower for borrowed money (on a consolidated basis) inclusive of long-term debt, short term borrowings and lease liabilities (excluding leases for retail premises). Any Debt of the Borrower which is subordinated to the Debt issued hereunder shall be excluded for the purposes of calculating Funded Debt.

“Governmental Authority” means:

(a)	any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b)	any Person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c)	any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

“Governmental Authorization” means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person’s business, undertaking or property, including those required under any Environmental Law or Cannabis Law, and “Governmental Authorizations” means any and all of the foregoing.

“Hazardous Materials” means any and all hazardous substances, toxic waste, contaminants, pollutants or related materials, any products of waste, or any other contaminants, pollutants, substances or products declared to be waste, hazardous or toxic under Environmental Laws.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Account Standards Board, as the same are in effect as of the date hereof.

“Intercreditor Agreement” means the amended and restated intercreditor agreement by and among the Borrower, Servus, Olympia Trust Company and the Lender, dated as of the date hereof, as amended, modified, supplemented, restated or replaced from time to time in accordance with the terms and conditions of this Agreement.

“Interest Payment Date” has the meaning assigned to such term in Section 2.5. “Interest Rate” means 4% per annum.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of:

(a)	any direct or indirect advance, loan or other extension of credit to another Person;

(b)   any capital contribution to another Person, by means of any transfer of cash or other property in any form;

(c)  any purchase or acquisition of Equity Interests, bonds, notes or other Indebtedness, or other instruments or securities, issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services;

(d)	any guarantee of any Indebtedness of another Person; and

(e)   all other items that are or would be classified as investments on a statement of financial position prepared in accordance with IFRS;

provided that Investments with respect to any Person shall exclude extensions of trade credit in the ordinary course of business. If the Issuer or any Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Person making such sale or other disposition will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer’s Investments in such Subsidiary that were not sold or disposed of.

“Lender” is defined on the first page hereof and also includes other Persons who are or become, a party to this Agreement in a capacity as lender to the Borrower pursuant to Article 11.

“Lien” means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement, security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that secures payment or performance of an obligation, but does not include a right of set-off unless such right is intended to secure payment or performance of an obligation.

“Limited Guarantee” means a guarantee of the Obligations provided by a Person organized under the laws of a jurisdiction other than Canada or any province thereof or the United States, any state of the United States or the District of Columbia, the amount of which is limited by the amount required in order to comply with requirements of Applicable Law in the jurisdiction of organization in which such Person is organized with respect to the enforceability of such guarantee.

“Loan” has the meaning assigned to such term in Section 2.1.

“Loan Documents” means this Agreement, the Security Documents, the Warrant Certificate and all other agreements, instruments and documents contemplated or provided for hereunder or thereunder.

“Loan Parties” means, collectively, the Borrower and all present and future Material Subsidiaries of the Borrower, and their respective successors and permitted assigns, and “Loan Party” means anyone of them.

“Material Adverse Effect” means, when used in relation to the Loan Parties, a material adverse effect on:

(a)	the financial condition of the Borrower and its Subsidiaries, taken as a whole;

(b)	the Borrower’s and the other Loan Parties’ ability taken as a whole to pay or perform their respective obligations under any of the Loan Documents to which they are a party;

(c)	the property, assets (including intangible assets), business, operations, liabilities, capitalization, ownership, prospects, or results of operations of the Borrower and its Subsidiaries, taken as a whole.

“Material Subsidiary” means:

(a)	as of the Effective Date, each of the Subsidiaries of the Borrower identified as a material subsidiary in the Disclosure Letter (each, an “Initial Material Subsidiary”) and

(b)	after the Effective Date, each Initial Material Subsidiary, each other Subsidiary of the Borrower that is deemed to be a “Material Subsidiary” from time to time pursuant to Section 6.1(d), and each other direct or indirect Subsidiary of the Borrower which has a direct or indirect ownership interest in any Material Subsidiary.

“Maturity Date” means the date that is five (5) years from the date of the initial advance to the Borrower under the Loan.

“Obligations” means the aggregate, at any time (but without duplication) of:

(a)	the aggregate outstanding principal amount of the Loan;

(b)	all accrued and unpaid interest, including interest on overdue and unpaid interest, and all other amounts payable by the Borrower under the Loan; and

(c)	all other amounts payable by the Borrower or any other Loan Party hereunder or under any other Loan Document.

“Permitted Business” means (a) the business carried on by the Borrower as of the Effective Date, being the retail Cannabis business, and (b) any other business that is the same as, or reasonably related, ancillary or complementary to, the business described in clause (a) or to any of the businesses in which the Borrower and its Subsidiaries are engaged on the date hereof.

“Permitted Business Investments” means any Investment that is (a) made in the ordinary course of business, (b) an Investment in an arm’s-length third party that is not an affiliate of the Borrower and (c) of a nature that is or shall have become customary in, the Permitted Business through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements or satisfy other objectives customarily achieved through the conduct of the Permitted Business, jointly with third parties, including, without limitation Investments in the form of or pursuant to operating agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited) and other similar agreements with third parties.

“Permitted Debt” means:

(a)	the Obligations;

(b)	the Existing Debt;

(c)	the Senior Debt, to a maximum principal amount of _______________

(d)	[reserved];

(e)	[reserved];

(f)	Debt of a Loan Party to another Loan Party;

(g)	obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations of a Loan Party in respect of the Debt of another Loan Party;

(h)	lease liabilities incurred in the ordinary course of business in respect of office, warehousing or retail premises;

(i)	Purchase Money Obligations and lease liabilities to an aggregate maximum amount of __________ at any one time outstanding, provided that:

(i)	such Debt is incurred in the ordinary course of business;

(ii)	such Debt is incurred simultaneously with such acquisition; and

(iii)	such Debt when incurred shall not exceed the purchase price of the assets financed thereby;

(j)	Hedging liabilities arising under any currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and other agreements or arrangements designed to protect a Loan Party against fluctuations in foreign exchange rates, in each case incurred in the ordinary course of business and not for speculative purposes;

(k)	Cash Management Obligations incurred in the ordinary course of business; and

(l)	to the extent constituting Debt, any obligation arising from agreements of the Borrower or any Loan Party providing for indemnification, adjustment of purchase price, earn-outs or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Shares of a Subsidiary in a transaction permitted by this Agreement; and

(m)              Debt defined as Permitted Debt in the Disclosure Letter. “Permitted Distributions” means:

(a)	Permitted Business Investments;

(b)	guarantees of Permitted Debt;

(c)	any Investment in a Person, if as a result of such Investment:

(i)	such Person becomes a Loan Party; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or tranfsers or conveys substantially all of its assets to, or is liquidated into, a Loan Party;

(d)	any Investment in Cash Equivalents;

(e)	any acquisition of assets or other Investments in a Person solely in exchange for the issuance of Capital Stock of the Borrower or warrants, options or other rights to acquire Capital Stock of the Borrower;

(f)	any Investments received in compromise of (i) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (ii) litigation, arbitration or other disputes with arm’s-length third parties;

(g)	any Investment (i) existing on the Effective Date or (ii) that is an extension, modification or renewal of any such Investments described under the preceding clause (i), but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof, or (iii) made with the proceeds, including, without limitation, from sales or other dispositions, of Investments made pursuant to the preceding clauses (i) and (ii);

(h)	any payment of any amount of principal, interest, premium or any other amount in respect of, or any other payment on or with respect to, or any purchase, redemption defeasance or other acquisition or retirement for value of Permitted Debt, in accordance with the terms thereof;

(i)	any dividends, royalties, distributions, fees or management fees, or other payment or distribution of any kind, in each case by a Subsidiary of the Borrower that is not a Loan Party to another Subsidiary of the Borrower;

(j)	any declaration or payment of dividends or like distributions by a Subsidiary of the Borrower to a holder of Shares of such Subsidiary that is not an Affiliate of the Borrower, provided that a pro rata dividend or like distribution be concurrently declared or paid to the Borrower;

(k)	the payment of any amount of principal, interest, premium or any other amount in respect of, or any other payment on or with respect to, principal and interest owing to Servus under the Servus Loan Agreement pursuant to a refinancing of such Debt;

(l)	the purchase, redemption, acquisition, cancellation or other retirement of debentures issued pursuant to the Trust Indenture for a purchase price not in excess of the principal amount thereof (or, if less, the then-accreted value thereof) plus accrued and unpaid interest, if any, thereon plus any increase in the purchase price arising from the purchase, redemption acquisition, cancellation or other retirement of debentures issued pursuant to the Trust Indenture prior to the maturity date of such debentures but only to the extent expressly permitted by the Trust Indenture;

(m)	the purchase, retraction, redemption or other acquisition or retirement of any Shares of the Borrower or its Subsidiaries held by any current or former officer, director, employee or consultant (or their transferees (including by law or pursuant to any court order), estates, trusts, spouses, children or beneficiaries) of the Borrower or its Subsidiaries pursuant to any equity subscription agreement, shareholder agreement, employment agreement, consulting agreement, stock option plan, equity incentive or other plan or similar agreement, in an aggregate amount not to exceed $3.0 million in each calendar year and at a price per share no greater than the Current Market Price at the applicable time;

(n)	the purchase, redemption, acquisition, cancellation or other retirement of any rights granted to all the holders of Shares of Borrower pursuant to the shareholders’ rights plan adopted by the Borrower on April 10, 2025 or any renewal or replacement thereof on substantially similar terms, provided that any such purchase, redemption, acquisition, cancellation or other retirement is for nominal value per right;

(o)	payments to dissenting shareholders (A) pursuant to Applicable Law, but only to the extent permitted by Applicable Law or (B) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Agreement;

(p)	the making of cash payments in lieu of the issuance by the Borrower of fractional shares in connection with stock dividends, splits or business combinations or the exercise of warrants, options or other securities convertible or exchangeable for Shares that are not derivative securities; and

(q)	a Distribution by any Loan Party to any other Loan Party;

provided, in each case, that no Default or Event of Default exists at the time of, or would result from, any such Distribution.

“Permitted Liens” means:

(a)	undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Applicable Law against the Borrower or any other Loan Party, as applicable, in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent;

(b)	any Lien arising in connection with worker’s compensation, unemployment insurance, pension and employment laws, provided that no amounts are due or delinquent under such laws;

(c)	to the extent a Lien is created thereby, the right reserved to or vested in any municipality or governmental or other public authority or any other lessor or grantor by the terms of any lease, license, franchise, grant or permit acquired by the Borrower or any other Loan Party, as applicable, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(d)	Liens securing Cash Management Obligations;

(e)	Liens securing lease liabilities or Purchase Money Obligations incurred in reliance on clause (i) in the definition of Permitted Debt, provided that such Liens are limited to the property acquired and do not extend to any other property of any Loan Party;

(f)	[reserved]

(g)	[reserved]

(h)	public and statutory Liens not yet due or delinquent under Applicable Law and similar Liens arising by operation of Applicable Law, in each case arising after the date hereof;

(i)	Liens for Taxes, assessments or governmental charges which are not due or delinquent under Applicable Law, in each case arising after the date hereof;

(j)	Liens under or pursuant to any judgment rendered or claim filed against the Borrower or any other Loan Party, which the Borrower or such other Loan Party is contesting by action taken by the Borrower or any other Loan Party in good faith by appropriate proceedings diligently pursued, in each case arising after the date hereof;

(k)	Liens in favour of a public utility or any municipality or other Governmental Authority, provided that any such Lien is required by such utility or municipality or other Governmental Authority in connection with the operations of the Borrower or any other Loan Party in the ordinary course of its business, and such Liens in the aggregate to do materially detract from the value of the asset concerned or materially impair its use in the operation of the business of the Borrower or a Loan Party, in each case arising after the date hereof;

(l)	[reserved];

(m)	the Security;

(n)	Liens securing Senior Debt incurred in reliance on clause (c) of the definition of “Permitted Debt”; and

(o)	a Lien defined as a Permitted Lien in the Disclosure Letter.

“Person” means an individual, a partnership, a corporation, a company, an unincorporated organization, a trust, an unincorporated association, a joint venture, a union or other entity or a government or any department or agency thereof (collectively, an “entity”) and the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns, as the case may be, of such entity.

“Purchase Money Obligations” means any secured Debt of the Borrower or a Subsidiary created or assumed to finance any part of the purchase price of real or tangible personal property, and including any extensions, renewals or refunding of any such Debt, provided that the principal amount of such obligation outstanding on the date of such extension, renewal, or refunding is not increased and the Lien given in respect of such Debt shall not extend to any asset other than the property acquired in connection with which such Debt was created or assumed, any proceeds thereof and fixed improvements, if any, erected or constructed thereon.

“Release” means any release, seepage, spill, emission, leak, escape, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping or migration into the Environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands or sub-surface strata.

“Relevant Jurisdiction” means, with respect to a Loan Party from time to time, any country or other national jurisdiction, and any province, territory, state or other relevant political subdivision of any other jurisdiction, where such Loan Party is incorporated, amalgamated or organized, or where it carries on business, or where it owns properties or assets.

“Security” means the Liens on the Collateral securing the Obligations pursuant to the Security Documents.

“Security Documents” means the documents described in Section 4.1 and any other documents which may be given to or held by the Lender from time to time to secure repayment of any or all of the Obligations, as such documents may be amended, modified, supplemented, replaced or restated from time to time. For the avoidance of doubt, the Intercreditor Agreement shall not constitute a Security Document.

“Secured Debenture Holders” means Olympia Trust Company, in its capacity as trustee and collateral agent under the Trust Indenture, and the holders of debentures issued pursuant to the Trust Indenture.

“Senior Debt” has the meaning assigned to such term in Section 4.2.

“Senior Lenders” at any time means, collectively, any Person (whether a financial institution, firm, lender, or otherwise) who is the holder of any Senior Debt of the Borrower at such time, whether such Debt is now existing or hereafter created or arising, and in each case, irrespective of the respective dates of attachment or perfection (including any lapse or re-perfection) of the Security and the security interest of any existing or future Senior Lender, and “Senior Lender” means any one of them, as the context requires; provided that any licensed producer of cannabis (or Affiliate thereof) other than Cronos Group Inc. and its Affiliates shall not be deemed to be a Senior Lender for any purpose under this Agreement. For the avoidance of doubt, each of Servus, the Secured Debenture Holders and Olympia Trust Company is a Senior Lender as of the Effective Date.

“Senior Security” means all Liens on the Collateral held by or on behalf of the Senior Lenders and in any manner securing Senior Debt and all Liens on the property of a Loan Party hereafter held by or on behalf of the Senior Lenders, provided that the Debt secured by all such Liens, in the aggregate, shall not exceed ____________

“Servus” means Servus Credit Union Ltd., a credit union incorporated under the laws of the Province of Alberta.

“Shares” means any interest in any partnership, trust or joint venture or any securities in the Capital Stock of any corporation or limited liability company, in each case which carry a residual right to participate in the earnings of such partnership, trust, joint venture, corporation or limited liability company or, upon liquidation or winding up of such partnership, trust, joint venture, corporation or limited liability company, to share in its assets and voting rights in all circumstances or voting rights conditional on the happening of an event if such event shall have occurred and be continuing.

“Subsidiary” means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of Shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership or limited liability company if (i) more than 50% of the capital accounts, distribution rights, total equity, voting interests or general or limited partnership interests, as applicable, thereof are owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of membership, general, special or limited partnership interests or otherwise and

(ii) the specified Person, or any Subsidiary of the specified Person, is a controlling general partner of, or otherwise controls, such entity.

“Taxes” means all present or future taxes of any nature and howsoever termed, including all license and documentation fees, income taxes, capital taxes, goods and services taxes, levies, fiscal charges, imposts, duties, fees, assessments, surcharges, withholdings, restrictions, conditions or other charges of whatever nature and however arising which are imposed, assessed, charged, levied, withheld, deducted, demanded or otherwise applied pursuant to Applicable Law by any Person at any time, together with all interest thereon and penalties or similar liabilities with respect thereto, and “Tax” shall have a corresponding meaning.

“Trust Indenture” means the trust indenture dated July 31, 2024 between the Borrower and Olympia Trust Company, in its capacity as trustee of the debenture holders.

“TSXV” means the TSX Venture Exchange.

“VWAP” for any period, means the volume weighted average trading price of the Common Shares, calculated in accordance with customary market practice.

“Warrant Certificate” means the warrant certificate dated as of the Closing Date issued by the Borrower to Hortican Inc. to purchase Shares in the capital of the Borrower, in the form attached hereto as Schedule “A”.

1.2	Interpretation and Headings

In this Agreement:

(a)	headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)	words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c)	references to “herein”, “hereunder” and similar expressions shall be a reference to this Agreement and not to any particular section;

(d)	references to “in writing” or “written” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including by facsimile;

(e)	unless otherwise noted, all references to “Section” refer to a section, subsection or paragraph of this Agreement, as the case may be;

(f)	unless otherwise noted, all references to “Schedule” refer to a Schedule to this Agreement; and

(g)	words and terms denoting inclusiveness (such as “include”, “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3	Governing Law

This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated as Ontario contracts. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

1.4	Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under IFRS. For greater certainty, all accounting terms and financial covenants and thresholds hereunder have been based upon IFRS in effect on the date hereof.

1.5	Currency and Time References

(a)	Unless otherwise noted, all references to currency shall be deemed to refer to Cdn. Dollars.

(b)	Unless otherwise noted, all references to time shall be deemed to refer to Calgary local time.

1.6	Severability

If any provision of any of the Loan Documents or any part thereof is found or determined to be invalid, illegal or unenforceable, such provision shall be severable from such Loan Document and the remainder of such Loan Document shall be construed as if such invalid, illegal or unenforceable provision or part had been deleted therefrom.

1.7	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter with the same force and effect as if such action had been taken on such non-Business Day and, in the case of any payments, no additional amounts shall accrue or be payable as a result of such delay.

1.8	Time of the Essence

Time is of the essence of each of the Loan Documents.

1.9	Rules of Interpretation

In this Agreement and each other Loan Document, unless otherwise specifically provided herein or therein and unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including by facsimile;

(c)	whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter terms;

(d)	the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”;

(e)	the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(f)	any definition of or reference to any agreement instrument or other document (including any Loan Document) shall be construed as referring to such agreement, instrument or other document as amended, modified, supplemented, restated or replaced from time to time (subject to any restrictions on such amendments, modifications, supplements, restatements or replacements set forth herein, in any other Loan Document, or therein, if any);

(g)	any reference herein to any Person shall be construed to include such Person’s respective heirs, executors, administrators, other legal representatives, successors and permitted assigns (subject to any restrictions on any such successions or assignments set forth herein or in any other Loan Document, if any);

(h)	the words “hereof”, “herein”, “hereto”, “hereunder” and similar expressions, when used in any Loan Document, shall be construed to refer to such Loan Document (as amended, modified, supplemented, restated or replaced from time to time, subject to any restrictions on such amendments, modifications, supplements, restatements or replacements set forth herein, in any other Loan Document, or therein, if any) in its entirety and not to any particular provision thereof;

(i)	all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear; and

(j)	in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including”.

1.10	Paramountcy of Intercreditor Agreement

Notwithstanding anything herein to the contrary, the exercise of any right or remedy by the Lender is subject to the provisions of the Intercreditor Agreement. In the event of any conflict or inconsistency between the provisions of the Intercreditor Agreement and this Agreement, the provisions of the Intercreditor Agreement shall control.

1.11	Schedules

The following Schedule is attached to and form a part of this Agreement:

Schedule “A”	Form of Warrant Certificate

ARTICLE 2
THE LOAN

2.1	The Loan

Relying on each of the representations and warranties set out in Section 5.1 and subject to the terms and conditions of this Agreement, the Lender agrees to make a non-revolving term loan to the Borrower in the principal amount of $30,000,000.00 (the “Loan”). Upon and subject to the terms and conditions of this Agreement, the Loan shall be advanced in one advance on the Closing Date concurrent with closing.

2.2	Original Issue Discount

The Borrower agrees that the funded amount of the Loan shall be reduced by an original issue discount of sixteen percent (16%) of the principal amount of the Loan, being $4,800,000.00 (the “OID”), which amount will be retained by the Lender, provided, that for the avoidance of doubt, notwithstanding such deduction from the funded amount of the Loan and the Lender’s net advance of $25,200,000.00 (the “Funded Amount”), the Borrower remains liable to pay:

(a)	the full principal amount of the Loan (inclusive of the OID), without giving effect to such deduction, which shall be due and payable in full, if not earlier in accordance with this Agreement, on the Maturity Date; and

(b)	accrued interest shall be calculated and payable on the full outstanding principal amount of the Loan (inclusive of the OID) without giving effect to such deduction.

2.3	Purpose

The Borrower hereby covenants that the proceeds of the Loan shall be used by the Borrower for general corporate purposes and shall not be used by the Borrower to make any Distribution.

2.4	Account of Record

The Lender will maintain books of account evidencing the advance of the Loan and all other amounts owing by the Borrower to such Lender hereunder. The Lender will enter in the foregoing account details of all amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing account will constitute prima facie evidence of the obligations of the Borrower to the Lender hereunder with respect to the Loan, the Funded Amount and all other amounts owing by the Borrower to the Lender hereunder.

2.5	Interest on the Loan

The Borrower will pay interest on the principal amount of the Loan at the Interest Rate. Such interest will be payable quarterly in arrears on the last day of each quarter (each, an “Interest Payment Date”) for the period from and including the date of the advance of the Loan or the previous Interest Payment Date, as applicable, to the current Interest Payment Date and will be calculated on the principal amount of the Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.

2.6	[Reserved]

[Reserved]

2.7	Interest Act (Canada)

Solely for purposes of the Interest Act (Canada): (i) whenever the interest is to be computed or expressed at any rate (the “Specified Rate”) on the basis of a year of less than 365 days or any other period of time less than a calendar year hereunder, the annual rate of interest to which each such Specified Rate is equal is such Specified Rate multiplied by a fraction, the numerator of which is the actual number of days in the relevant year and the denominator of which is 365 or such other period of time, respectively;

(ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder; and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields.

2.8	Waiver

To the extent permitted by Applicable Law, any provision of the Judgment Interest Act (Alberta) and the Interest Act (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

2.9	Interest on Overdue Amounts and Event of Default

To the maximum extent permitted by Applicable Law, the Borrower shall pay interest on all overdue amounts owing by the Borrower hereunder (including any overdue interest payments) from the date each such amount is due (whether by acceleration or otherwise) until the date each such amount is paid in full (but excluding the date of such payment if such payment is made before 10:00 a.m.). Such interest shall be calculated daily, compounded monthly and payable on demand on the next Interest Payment Date at a rate per annum equal to the Interest Rate.

2.10	General Interest Provisions

(a)	Each determination by the Lender of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(b)	All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

(c)	To the maximum extent permitted by law, the covenant of the Borrower to pay interest at the rates provided for herein shall not merge in any judgment relating to any obligation of the Borrower to the Lender.

ARTICLE 3
PAYMENTS

3.1	Repayment of Loan

The remaining Obligations shall be repaid in full on the Maturity Date without necessity for demand or notice.

3.2	Voluntary Prepayment

At any time prior to the Maturity Date, upon not less than two Business Days’ prior written notice, the Borrower may prepay the principal amount of the Loan in whole or in part together with all interest then outstanding in immediately available funds. Any partial prepayment shall be in a minimum amount of

$1,000,000.00 and integral multiples thereof.

3.3	Time, Place and Currency of Payment

(a)	Payments of principal, interest, and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value at or before 4:00p.m. (Calgary time) on the day such amount is due.

(b)	All payments shall be made as directed in writing by the Lender from time to time.

3.4	Application of Payments After Default

If an Event of Default exists, except as herein otherwise expressly provided, all payments made by the Borrower to the Lender hereunder shall be applied to such portion of the Obligations as the Lender may select in its reasonable discretion or as otherwise required by Law.

ARTICLE 4
SECURITY

4.1	Security

(a)	As continuing collateral security for the Obligations, the Borrower shall and shall cause the other Loan Parties subsisting under the federal or provincial laws of Canada or subsisting under the federal or state laws of the United States, as set forth in the Disclosure Letter, to execute and deliver to the Lender on the Closing Date, the following:

(i)	an unlimited liability guarantee from each such Loan Party (other than the Borrower) guaranteeing the Obligations;

(ii)	a general security agreement from each of them creating a security interest over all of its present and future property;

(iii)	a security agreement with respect to the intellectual property of such Loan Party; and

(iv)	such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as the Lender may reasonably require in order to perfect a first-priority Lien (subject only to Permitted Liens) on all of the present and future property of the Loan Parties.

(b)	As continuing collateral security for the Obligations, the Borrower shall cause all other Loan Parties not subsisting under the corporate statute of Canada or a province thereof, or under the laws of any state of the United States or the federal laws of the United States, as set forth in the Disclosure Letter to execute and deliver to the Lender, in the case of subclause

(i) below, on the Closing Date, and in the case of subclauses (ii) through (iv) below, within forty-five (45) days following the Closing Date, the following:

(i)	an unlimited liability guarantee from each such Loan Party guaranteeing the Obligations (subject to any limitation required by Applicable Law, as confirmed in a written legal opinion from local counsel in the applicable jurisdiction)

(ii)	a general security agreement from each such Loan Party creating a security interest over all of its present and future property (subject to any limitation required by Applicable Law, as confirmed in a written legal opinion from local counsel in the applicable jurisdiction);

(iii)	a security agreement with respect to the intellectual property of such Loan Party; and

(iv)	such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as the Lender may reasonably require in order to perfect a first-priority Lien (subject only to Permitted Liens) on all of the present and future property of the Loan Parties.

(c)	If any Subsidiary becomes a Loan Party after the Effective Date in accordance with Section 6.1, then as continuing collateral security for the Obligations, the Borrower shall cause such Subsidiary to execute and deliver to the Lender, concurrently with such Subsidiary becoming a Loan Party, the documents referred to below from such Loan Party:

(i)	an unlimited liability guarantee of the Obligations (subject to any limitation required by applicable law, as confirmed in a written legal opinion from local counsel in the applicable jurisdiction);

(ii)	a general security agreement from such Loan Party creating a security interest over all of its present and future property;

(iii)	a security agreement with respect to the intellectual property of such Loan Party; and

(iv)	such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as the Lender may reasonably require in order to perfect a first-priority Lien (subject only to Permitted Liens) on all of the present and future property of the Loan Parties.

(d)	The Borrower shall cause that no Subsidiary grant a Lien in favour of a Senior Lender over any of its assets unless a substantially identical Lien is concurrently provided to the Lender with respect to the Obligations.

(e)	Any documentation required to be delivered by a Loan Party pursuant to any of the foregoing subclauses (a), (b),(c) and (d) shall be in form and substance satisfactory to the Lender, acting reasonably.

4.2	Priority of Loan and Security

The parties acknowledge that the Loan and the Security will rank junior and be subordinated to the Senior Debt and Senior Security, respectively, in each case pursuant to the Intercreditor Agreement. For greater certainty, the Borrower shall be permitted to incur and maintain, under existing financing or future financing arrangements, as the case may be, Debt with Senior Lenders (the “Senior Debt”) secured by Liens against the Collateral in priority to Liens granted to the Lender under the Security Documents, provided that the aggregate principal amount of such Debt outstanding to such Senior Lenders shall not exceed ______________. The Lender hereby consents to the Senior Debt, now existing or hereafter created, and the Senior Security now existing or hereafter granted to the Senior Lenders. The Lender covenants to execute and deliver such amendments, supplements, or amendments and restatements of the Intercreditor Agreement as may be reasonably necessary to carry out the intent and purpose of this Agreement with respect to the right of the Borrower to refinance, replace or add Senior Debt and Senior Security, provided that (i) the aggregate of the Senior Debt does not exceed ___________, (ii) any such amended, supplemented or amended and restated Intercreditor Agreement is on terms no less favourable to the Lender in any respect, as determined by the Lender in its reasonable discretion, than the Intercreditor Agreement as in effect on the date hereof, and (iii) nothing in any such amendment, supplement, or amendment and restatement shall in any way impair the Lender’s right to receive the repayment in full of the Loan in cash on the Maturity Date, to enforce its entitlement to such repayment, or to retain the proceeds of such repayment.

4.3	Continuing Security

The Security Documents shall for all purposes be treated as separate and continuing guarantees and security and shall be deemed to have been given in addition to and not in place of any other guarantee or any security now held or hereafter acquired by the Lender. No item or part of the Security shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken or pursuant to the Security shall be independent of and not create a merger with any other right available to the Lender under this Agreement, any Security Document or any other Loan Document held by it or them or at law or in equity.

4.4	Exclusivity of Remedies

Nothing herein contained or in the Security now held or hereafter acquired by the Lender, nor any act or omission of the Lender with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Lender with respect to any other security at any time held by the Lender.

4.5	Form of Security

The Security and all other agreements, documents and instruments referred to in Section 4.1 will be in such form or forms as will be required by the Lender acting reasonably. Should the Lender, acting reasonably, determine at any time and from time to time that the form and nature of the then-existing Security is deficient in any way or does not fully provide the Lender with the Liens and priority to which it is entitled hereunder, the Borrower will forthwith execute and deliver or cause to be executed and delivered to the Lender, at the Borrower’s expense, such amendments to the Security or provide such new security as the Lender may reasonably request, subject in all respects to the rights of the Senior Lenders under the Intercreditor Agreement and Senior Security.

4.6	After-Acquired Property

All Collateral acquired by or on behalf of the Borrower or any other Loan Party after the date of execution of the Security (hereinafter collectively referred to as “After-Acquired Property”), will be subject to the charges and security interests of the Security Documents, without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of such parties. Without limiting the effect of the preceding sentence, the Borrower will from time to time execute and deliver, or cause to be executed and delivered, and the Lender will register, all at the Borrower’s expense, such instruments supplemental to the Security, in form and substance satisfactory to the Lender, acting reasonably, as may be necessary or desirable to ensure that the Security, as amended and supplemented, constitutes in favour of the Lender an effective fixed and floating charge or security interest over such After-Acquired Property as required hereunder, subject only to the Permitted Liens and the Intercreditor Agreement.

4.7	Registration of Security

The Borrower hereby agrees at its own expense to register or cause the Security to be registered, and the Liens created thereby to be perfected, in such jurisdictions as the Lender may from time to time require to protect the Liens created thereby. The Borrower will, at its own expense, assist the Lender in the registration or recording of such agreements and instruments in such public registry offices in the Relevant Jurisdictions thereof as the Lender, acting reasonably, deems necessary to give full force and effect to this Section 4.7.

4.8	PPSA Waiver

The Borrower hereby waives any requirement for the Lender to provide copies of registrations, verification statements, financing statements, financing change statements or similar documents undertaken by the Lender pursuant to the Personal Property Security Act (Alberta) or equivalent legislation in other jurisdictions.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties

The Borrower, for and on behalf of itself and each other Loan Party, represents and warrants to the Lender as follows:

(a)	Organization and Power. Each Loan Party is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation, continuance or amalgamation, is duly registered to carry on business in all Relevant Jurisdictions (except to the extent failure to be so registered would not result in a material liability to the Borrower and its Subsidiaries, taken as a whole), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action.

(b)	No Violation. The execution, delivery and performance by each Loan Party of the Loan Documents to which it is a party does not require any Governmental Authorization that has not been obtained and will not violate any provisions of:

(i)	any Applicable Law;

(ii)	its Constating Documents; or

(iii)	any agreement, deed, undertaking or instrument to which it is a party or by which it or its assets, property or undertaking are bound except to the extent any violation would not individually or in the aggregate have a Material Adverse Effect.

(c)	Enforceability. Each of the Loan Documents has been duly authorized by each Loan Party thereto, and has been or will be duly executed and delivered by each Loan Party thereto, and constitutes, or when executed and delivered by each Loan Party will constitute, a legal, valid and binding obligation of such Person enforceable in accordance with its terms, except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and by moratorium laws from time to time in effect.

(d)	No Default. No Default or Event of Default exists, and none of the Borrower nor any of its Subsidiaries is in default under any agreement to which it is a party or by which it is bound except for any such default which individually or in the aggregate would not result in a material liability to the Borrower and its Subsidiaries, taken as a whole.

(e)	Governmental Authorizations. The Borrower and each of its Subsidiaries has obtained and maintained in full force and effect at all times all Governmental Authorizations, including Cannabis Authorizations, which are reasonably necessary or advisable to conduct the business of each such Person.

(f)	Compliance with Laws. The Borrower and each of its Subsidiaries is in compliance with all Applicable Law, including all Cannabis Laws and Environmental Laws, relating to it, its assets, business and operations in all material respects (other than Cannabis Laws, with which each Loan Party is in compliance in all respects).

(g)	Security. The Security to which each Loan Party is a party creates in favour of the Lender a legal, valid and enforceable Lien on the Property described therein and the proceeds thereof, and each such Lien constitutes a perfected Lien on, and in all right, title and interest of such Loan Party in, such Property and proceeds.

(h)	Ownership of Assets. The Borrower and each of its Subsidiaries:

(i)	has good and marketable title to, or valid leasehold interests in, its property, free and clear of Liens other than Permitted Liens; and

(ii)        has kept and maintained its property in good operating condition and repair and has made all necessary replacement thereof and renewals thereto so that the value and operating efficiency thereof shall at all times be preserved and maintained, ordinary wear and tear excepted, and except where the failure to do so would not, either individually or in the aggregate, result in a material liability to the Borrower and its Subsidiaries, taken as a whole.

(i)	Location; Relevant Jurisdictions. The location of the jurisdiction of organization or amalgamation, registered office, head office and chief executive office of each Loan Party (for the purposes of the personal property security statute of a Relevant Jurisdiction) is set out in the Disclosure Letter. The only Relevant Jurisdictions in which each Loan Party has property or in which it carries on a portion of its business are as set out in the Disclosure Letter (as updated in writing by the Borrower to the Lender no less than 10 Business Days prior to any change).

(j)	Taxes. The Borrower and each of its Subsidiaries has filed all federal, provincial, state and local tax returns which are required to be filed and has paid all Taxes due pursuant to such returns or pursuant to any assessment received by it except such Taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided. The charges, accruals and reserves on the books of the Borrower and each of its Subsidiaries, as applicable, in respect of any Taxes or other governmental charges are adequate.

(k)	Withholdings. The Borrower and each of its Subsidiaries has withheld from its employees, customers and other applicable payees (and timely paid to the applicable Governmental Authority) the proper and accurate amount of all Taxes and other amounts required to be withheld or collected and remitted in compliance with all Applicable Laws. There are no Liens for Taxes on the assets of the Borrower or any of its Subsidiaries except for Permitted Liens.

(l)	Insurance. The Borrower and each of its Subsidiaries maintains insurance policies of a scope and in an amount consistent with prudent industry practice given the nature of its business and such insurance policies are in full force and effect.

(m)	No Litigation. No action, suit, litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of any of the Borrower or its Subsidiaries, threatened by or against the Borrower or any of its Subsidiaries or against any of their respective property or assets:

(i)	with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby; or

(ii)	that would reasonably be expected to result in a material liability to the Borrower and its Subsidiaries, taken as a whole.

(n)	No Judgments. None of the Borrower nor any of its Subsidiaries is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been stayed, or of which enforcement has not been suspended.

(o)	Intellectual Property. The Borrower and each of its Subsidiaries owns or possesses the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licences, inventions, trade secrets and rights necessary for the conduct of business and neither the Borrower nor any of its Subsidiaries is aware of any claim to the contrary or any challenge by any other Person to the rights of the Borrower or any of its Subsidiaries with respect to the foregoing. To the knowledge of the Borrower, the business of the Borrower and each Subsidiary as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with patents, trademarks, service marks, trade names, copyrights, trade secrets, licences or other intellectual property or franchise right of any Person. To the knowledge of the Borrower, no claim has been made against the Borrower or any of its Subsidiaries alleging the infringement by the Borrower or any of its Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, licence in or other intellectual property right or franchise right of any person.

(p)	Labour Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect:

(i)	there are no strikes, work stoppage, slowdowns, lockouts or other labour disputes pending or, to the knowledge of the Borrower, threatened, against the Borrower, any of its Subsidiaries or their respective employees;

(ii)	the Borrower and each of its Subsidiaries is in compliance with all Applicable Law respecting labour and employment terms, conditions and practices; and

(iii)	neither the Borrower nor any of its Subsidiaries is a party to any labour, union or collective bargaining agreement or the subject of any current union organizing activities, except as set out in the Disclosure Letter.

(q)	Subsidiaries. As of the Effective Date, all Subsidiaries of the Borrower and the Loan Parties are set out in the Disclosure Letter (as updated in writing by the Borrower to the Lender no less than 10 Business Days prior to any change).

(r)	Right to Grant Liens. Each Loan Party has the right to pledge, charge, mortgage or otherwise grant a Lien over its assets, property and undertaking, subject to Applicable Law in its Relevant Jurisdictions, to the Lender pursuant to the Security.

(s)	Outstanding Debt. Neither the Borrower nor any of its Subsidiaries has any outstanding Debt, other than the Permitted Debt.

(t)	Hedging Activities. No Loan Party is engaged in any hedging activities, including without limitation any currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and no Loan Party has any liabilities from any hedging activities.

(u)	Outstanding Liens. No Loan Party has granted any Liens, other than Permitted Liens. No Loan Party has granted any Liens that would be Permitted Liens in reliance on clauses (h), (i), (j) or (k) of the definition of Permitted Lien except for ordinary course inchoate Liens existing by operation of law and municipal government statutory Liens on property tax not yet assessed, due or delinquent.

(v)	Guarantees. Neither the Borrower nor any of its Subsidiaries has guaranteed the obligations of any Person in respect of any Debt, save and except for a guarantee that constitutes Permitted Debt.

(w)	Solvency. Each Loan Party is solvent and will not become insolvent after giving effect to the transactions contemplated in this Agreement.

(x)	Ownership of Shares. Except as set forth in the Disclosure Letter, all of the issued and outstanding Shares in the capital of and all rights, warrants or options to acquire Shares in the capital of each Subsidiary are owned directly or indirectly by the Borrower.

(y)	Anti-Corruption Laws; Sanctions; Anti-Terrorism Laws. The Borrower, its Subsidiaries and their respective officers and employees and to the knowledge of the Borrower, their directors and agents, are in compliance with anti-corruption law applicable to each such entity and applicable sanctions in all material respects, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977 (as amended). The Borrower and its Subsidiaries have implemented and maintain in effect for themselves policies and procedures to ensure compliance by the Borrower, its Subsidiaries, and their respective officers, employees, directors, and agents with such anti-corruption laws and applicable sanctions. None of the Borrower, any of its Subsidiaries or any directors, officer, employee, agent, or affiliate of the Borrower or any of its Subsidiaries is an individual or entity that is, or is 50% or more owned (individually or in the aggregate, directly or indirectly) or controlled by individuals or entities (including any agency, political subdivision or instrumentality of any government) that are (i) the target of any sanctions or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of sanctions.

(z)	Capitalization.

(i)	The authorized capital of the Borrower consists of an unlimited number of Common Shares. As of the date hereof, the issued and outstanding capital of the Borrower consisted of 81,200,887 Common Shares all of which have been duly authorized, are fully paid and non-assessable and were issued in compliance with Applicable Law.

(ii)	All of the issued and outstanding Common Shares or other equity interests of the Borrower and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (with respect to such other equity interests, to the extent required by applicable law), have been issued in compliance with Applicable Law and were not issued in violation of, and except as have been waived or set out in the Disclosure Letter, are not subject to, any pre-emptive or similar rights; and

(iii)	No holder of Common Shares is entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Corporation as a result of this Agreement.

(aa)	Accuracy of Information. All factual information previously or contemporaneously furnished by or on behalf of the Borrower or any of its Subsidiaries in writing for purposes of or in connection with this Agreement or any transaction contemplated hereby is true and accurate in every material respect, as of the date so provided or specified therein, and such information is not incomplete by the omission of any material fact necessary to make such information not misleading. There is no fact known to the Borrower or any of its Subsidiaries which has not been disclosed to the Lender which has resulted or, so far as such the Borrower can now reasonably foresee, will result in a material liability to the Borrower and its Subsidiaries, taken as a whole.

5.2	Accredited Investor

The Lender is an “accredited investor” as defined in National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) on the basis that the Lender fits within subsection (m) of such definition in Section 1.1 of NI 45-106 and has not been formed for the specific purpose of entering into the transactions contemplated in this Agreement. The Lender acknowledges and agrees that it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions contemplated in this Agreement, and is able to bear the economic risk. The Lender further acknowledges that it is acquiring the warrants pursuant to the Warrant Certificate for investment purposes only and not with a view to resale or distribution.

5.3	Nature and Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement until all Obligations have been paid in full, regardless of any investigation or examination made by the Lender or its counsel or any other Person, and the Lender shall be deemed to have relied upon each of such representations and warranties in making available each borrowing hereunder.

ARTICLE 6
COVENANTS

6.1	Positive Covenants

The Borrower, for and on behalf of itself and each of its Subsidiaries, covenants and agrees with the Lender as follows:

(a)	Punctual Payment. The Borrower shall duly and punctually pay or cause to be paid the Obligations at the times, at the places and in the manner specified herein.

(b)	Existence. The Borrower shall, and shall cause each of its Subsidiaries to, cause to be done all things necessary to maintain in good standing its corporate, partnership or trust existence, as applicable, subject to Section 6.2(d).

(c)	Conduct of Business. The Borrower shall, and shall cause each of its Subsidiaries to, carry on and conduct its business in a proper and efficient manner, in accordance with good practices consistent with accepted industry practices and comply with all Applicable Law relating to its assets, business and operations.

(d)	Material Subsidiaries.

(i)	Ownership of Assets and Total Revenue: the Borrower shall ensure at all times that:

(A)	the revenue directly attributed to the Loan Parties (without duplication) for the most recent 12-month period ended as of the date of the most recent balance sheet delivered as required hereunder pursuant to section 6.2(m), determined on a combined basis, is equal to at least _____ of the Borrower’s revenue for such period determined on a consolidated basis, after giving pro forma effect to an acquisition of Shares or other assets effected after the first day of such 12-month period, as though such acquisition had occurred as of such first day of such 12-month period; and

(B)	the Loan Parties legally, beneficially and directly own at least ____ of the consolidated assets of the Borrower (based on the amount thereof set forth in the financial statements most recently delivered as required hereunder pursuant to section 6.2(m), after giving pro forma effect to any acquisition of Shares or other assets effected after the date of such financial statements, as though such acquisition had occurred as of the date of such financial statements);

(ii)	Designation of Material Subsidiaries: The Borrower shall, from time to time, designate such additional Subsidiaries as Material Subsidiaries as may be necessary to cause the Borrower to comply with Section 6.1(d)(i) and shall notify the Lender that any Subsidiary that has been so designated is a Material Subsidiary and furnish the Lender with the name, date and jurisdiction of incorporation or amalgamation, as applicable, description of business and principal place of business address of each Material Subsidiary and shall cause each Material Subsidiary to provide to the Lender, on the date upon which financial statements are due for the period in which such Subsidiary became a Material Subsidiary, the Security contemplated by Section 4.1, together with opinions and supporting documents in respect thereto. Any Subsidiary that has been so designated, or that is required to be so designated, shall thereafter be deemed to be a Material Subsidiary for all purposes of this Agreement (and may not thereafter be re-designated as a Subsidiary that is not a Material Subsidiary).

(e)	Listing of Common Shares. The Borrower shall use commercially reasonable efforts to maintain the listing or quotation of its Shares on a recognized stock exchange until the termination hereof. For so long as the Borrower maintains a listing or quotation of its Shares on a recognized stock exchange, the Borrower agrees to maintain the eligibility of its Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

(f)	Notice of Certain Events. The Borrower shall, and shall cause each other Subsidiary to, give the Lender prompt written notice (and in any case not later than the date that is two Business Days after the occurrence of the relevant event) of:

(i)	the occurrence of any Default or Event of Default;

(ii)	any litigation, proceeding, claim or dispute affecting it which, if determined adverse to the interest of the Borrower or a Subsidiary, individually or in the aggregate would result in a material liability to the Borrower and its Subsidiaries, taken as a whole;

(iii)	any notice, order, decree or fine that it may receive or be ordered to pay with respect to any Applicable Law relating to its business, property or assets that individually or in the aggregate would result in a material liability to the Borrower and its Subsidiaries, taken as a whole;

(iv)	the occurrence of any event of default under any agreement or agreements between the Borrower or a Subsidiary, as the case may be, and any other Person evidencing Debt, and which if, as a result of such event of default, such Person has the right to accelerate such Debt or demand payment thereunder;

(v)	the institution of any litigation, suit or other proceeding involving the Borrower or any Subsidiary that, if adversely determined, might result in a material liability to the Borrower and its Subsidiaries, taken as a whole;

(vi)	any adverse determination in the form of a written decision or interim order in any court proceeding involving a potential liability to the Borrower or any Subsidiary in excess of $1,000,000 with respect to any single cause of action; or

(vii)	any event or action which has or could reasonably be expected to have a Material Adverse Effect.

(g)	Governmental Authorizations. The Borrower shall, and shall cause each Subsidiary to, obtain and maintain in full force and effect all Governmental Authorizations which are required or reasonably necessary to carry on its business, except to the extent that the failure to obtain and maintain such Governmental Authorizations would not individually or in the aggregate have a Material Adverse Effect.

(h)	Relevant Jurisdictions. Upon any change in the Relevant Jurisdictions of the Borrower or any Loan Party, the Borrower shall (i) promptly notify the Lender of the new Relevant Jurisdictions; and (ii) concurrently with the change in Relevant Jurisdictions, deliver to the Lender in form and substance satisfactory to the Lender such registrations, filings and recordations, together with such legal opinions and other documents and instruments in connection therewith, with respect to the new Relevant Jurisdictions as the Lender may reasonably request.

(i)	Change of Name; Chief Executive Office. The Borrower shall, and shall cause each other Loan Party to, notify the Lender at least twenty (20) days in advance of any change in (i) its name, or (ii) the location of the jurisdiction of organization or amalgamation, registered office, head office, chief executive office or domicile and, within such 20-day notice period, deliver to the Lender in form and substance satisfactory to the Lender such registrations, filings and recordations, together with such legal opinions and other documents and instruments in connection therewith, with respect to the new name or location as the Lender may reasonably request.

(j)	Performance. The Borrower shall, and shall cause each other Loan Party to, observe the terms of and perform its obligations under each of the Loan Documents to which it is a party.

(k)	Insurance. The Borrower shall, and shall cause each of its Subsidiaries to, maintain adequate insurance on its property and assets under such policies of insurance, with such insurance companies, in such reasonable amounts and covering such insurable risks as are at all times reasonably satisfactory to the Lender.

(l)	Payment of Taxes and Other Claims. The Borrower shall and shall cause each of the Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge, or cause to be paid and discharged, all Taxes shown to be due and payable on such returns and all other Taxes imposed on them or any of their properties, assets, income or franchises, to the extent such Taxes have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on the property or assets of the Borrower or any Subsidiary; provided that neither the Borrower nor any Subsidiary need pay any such Taxes or claim if (a) the amount, applicability or validity thereof is contested by the Borrower or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Borrower or a Subsidiary has established adequate reserves therefor in accordance with IFRS on the books of the Borrower or such Subsidiary, as applicable, and/or (b) the non-payment of all such Taxes and/or claims in the aggregate would not reasonably be expected to result in a material liability to the Borrower and the Subsidiaries, taken as a whole.

(m)	Provision of Reports and Financial Statements. Unless the Borrower has filed the same on the System for Electronic Document Analysis and Retrieval+ or any successor system thereto (“SEDAR+”), the Borrower will provide to the Lender a copy of (i) within 90 days of the end of each fiscal year of the Borrower, annual audited consolidated financial statements of the Borrower for such fiscal year and (ii) within 45 days of the end of each of the Borrower’s first three fiscal quarters of each fiscal year of the Borrower, unaudited quarterly financial statements of the Borrower for such fiscal quarter, together with, in the case of each of clauses (i) and (ii), an associated management’s discussion and analysis (all of the foregoing financial information to be prepared on a basis substantially consistent with the corresponding financial information required to be filed by a “reporting issuer” under the securities laws of the Province of Ontario).

(n)	Maintenance of Collateral. Each of the Loan Parties will at all times (a) maintain the Collateral material to the conduct of its business in good working order and condition, ordinary wear and tear excepted and (b) in respect of Cannabis Licenses and other material licenses, (i) apply for and obtain each future Cannabis License on or before the time it shall be required by Applicable Law, (ii) not dispose of, or abandon any right, title and interest in any material Cannabis Licenses; and (iii) not take any action or fail to perform any action which would impede, jeopardize or otherwise place any risk on their ability to renew and maintain any material Cannabis License and the other material licenses.

(o)	Financial Covenants.

(i)	The Borrower shall maintain at all times a Debt Service Coverage Ratio of not less than _____ , to be tested at the end of each fiscal quarter of the Borrower based on the immediately preceding four fiscal quarters.

(ii)	The Borrower shall maintain at all times cash in an account with a Canadian chartered bank or credit union in an amount equal to the greater of (i) __________ ; and (ii) _____ of the aggregate principal amount of Debt owing by the Borrower and its Subsidiaries to Servus.

(iii)	The Borrower shall maintain at all times a Current Ratio of not less than _____, to be tested monthly using the Company’s consolidated financial statements.

(iv)	The Borrower shall maintain at all times a Funded Debt to EBITDA ratio of not more than _______ , to be tested at the end of each fiscal quarter using the Borrower’s consolidated financial statements.

(p)	Listing of Shares on Nasdaq. The Company will submit the listing of the Additional Shares Notification Form with Nasdaq with respect to the listing of the Common Shares issuable pursuant to Article 10 of this Agreement and the Common Shares issuable pursuant to the Warrant Certificate. The Company will use reasonable commercial efforts to ensure that such Common Shares are duly authorized for listing or quotation on Nasdaq prior to the issuance of the such Common Shares by the Company.

6.2	Negative Covenants

The Borrower, for and on behalf of itself and each Subsidiary, covenants and agrees with the Lender that, without the prior written consent of the Lender:

(a)	Limitation on Debt. Neither the Borrower nor any Subsidiary shall incur, create or permit to exist any Debt, other than Permitted Debt.

(b)	Limitation on Liens. Neither the Borrower nor any Subsidiary shall create, issue, incur, assume or permit to exist any Lien upon any of the Collateral or any other property or assets owned by it, other than Permitted Liens.

(c)	Limitation on Distributions. Neither the Borrower nor any Subsidiary shall make any Distribution, other than Permitted Distributions.

(d)	Limits on Transactions with Affiliates. The Borrower will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (each, an “Affiliate Transaction”) for any Affiliate Transaction or series of related Affiliate Transactions, unless the Affiliate Transaction is on terms that are no less favourable in the aggregate to the Borrower or the applicable Subsidiary, as the case may be, than those that would reasonably be expected to have been obtained in a comparable transaction at such time by the Borrower or such Subsidiary, as the case may be, in an arm’s-length dealing with a Person who is not an Affiliate of the Borrower or the applicable Subsidiary, as the case may be. The following items will not be deemed to be Affiliate Transactions and therefore will not be subject to this Section:

(i)	any consulting or employment agreement or arrangement, employee or director compensation, stock option, bonus, benefit or other similar plan, officer or director indemnification, severance or expense reimbursement arrangement, or any similar arrangement existing on the Effective Date or thereafter entered into by the Borrower or any of its Subsidiaries in the ordinary course of business and payments and other benefits (including bonuses and retirement, severance, health, stock option, restricted share, stock appreciation right, phantom right, profit interest, equity incentive and other benefit plans) pursuant thereto;

(ii)	the entering into of a tax sharing agreement, or payments pursuant thereto, between the Borrower and/or one or more Subsidiaries, on the one hand, and any other Person with which the Borrower or such Subsidiaries are required or permitted to file a consolidated tax return or with which the Borrower or such Subsidiaries are part of a consolidated group for tax purposes to be used by such Person to pay Taxes, and which payments by the Borrower and the Subsidiaries are not materially in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(iii)	transactions between or among the Borrower and/or any of the Loan Parties;

(iv)	the issuance or sale of Shares of the Borrower or warrants, options or other rights to acquire Shares of the Borrower to, or the receipt by the Borrower of any capital contribution from, its shareholders or Affiliates and the granting of registration and other customary rights in connection therewith;

(v)	Permitted Distributions that are permitted by the provisions of this Agreement;

(vi)	transactions with customers, suppliers or purchasers or sellers of goods or services that are Affiliates of the Borrowers, in each case, in the ordinary course of business and which, in the reasonable determination of the Borrower, are on terms at least as favourable to the Borrower as would reasonably have been obtained at such time from an unaffiliated party;

(vii)	transactions between the Borrower or any of its Subsidiaries and any Person that is an Affiliate solely because one or more of its directors or officers is also a director or officer of the Borrower; provided that such director abstains from voting as a director of the Borrower on any such transaction involving such other Person; and

(viii)	guarantees of performance by the Borrower or any of its Subsidiaries in the ordinary course of business.

(e)	Limitation on Asset Sales.

(i)	The Borrower will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale (including a sale and leaseback transaction), in any single transaction or series of related transactions, unless:

(A)	the Borrower (or the Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets, rights or Shares issued, sold or otherwise disposed of in such Asset Sale; and

(B)	to the extent that the Asset Sale was of Collateral, any consideration from the Asset Sale received by the Borrower or a Subsidiary that is not in the form of cash or Cash Equivalents is concurrently with its acquisition added to the Collateral in the manner provided for in this Agreement or any of the Security Documents.

(ii)	Upon receipt of net proceeds from an Asset Sale, the Borrower or any Subsidiary may apply those net proceeds for any combination of the following purposes:

(A)	to repay permanently any Senior Debt;

(B)	to acquire all or substantially all of the assets of, or to acquire Shares of, a Person that is engaged in a Permitted Business and that, in the case of an acquisition of Shares, is or becomes a Loan Party;

(C)	to make a capital expenditure; or

(D)	to acquire any other assets that are not classified as current assets under IFRS and that are used or useful in a Permitted Business.

(f)	Limitation on Business Activities. The Borrower will not, and will not permit any of its Subsidiaries to, engage in any business other than the Permitted Business, except to such extent as would not be material to the Borrower and its Subsidiaries, taken as a whole.

(g)	Limitation on Reorganizations.

(i)	The Borrower may not, in any transaction or series of transactions, amalgamate, merge or consolidate with or into another Person (whether or not the Borrower is the surviving Person), or sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the property and assets of the Borrower and its Subsidiaries, taken as a whole, to another Person, unless:

(A)	either (I) the Borrower is the surviving entity or (II) the Person formed by or surviving any such amalgamation, merger or consolidation (if other than the Borrower) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is a Person organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

(B)	the Person formed by or surviving any such amalgamation, merger or consolidation (if other than the Borrower) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the Obligations of the Borrower under this Loan Agreement and the Security Documents to which the Borrower is party either by operation of law or pursuant to an assumption agreement or other instrument reasonably satisfactory to the Lender;

(C)	immediately after such transaction or series of transactions, and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;

(D)	the Borrower has delivered to the Lender (I) an opinion of counsel reasonably satisfactory to the Lender stating that such transaction and, if an assumption agreement or other instrument is required in connection with such transaction, such assumption agreement or other instrument complies with clauses (A), (B) and (F) of this Section 6.2(g)(i) and (II) a certificate of a senior officer of the Borrower stating that all conditions precedent contained in this Loan Agreement relating to such transaction have been complied with;

(E)	the Borrower or the Person formed by or surviving any such amalgamation, merger or consolidation (if other than the Borrower), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made, promptly causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be reasonably required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to the Borrower or such other Person, as the case may be; and

(F)	the Collateral owned by or transferred to the Borrower or such other Person, as applicable, shall (I) continue to constitute Collateral under this Agreement and the Security Documents and (II) be subject to the Lien in favour of the Lender.

(ii)	A Loan Party other than the Borrower may not, in any transaction or series of transactions, amalgamate, merge or consolidate with or into another Person (whether or not such Loan Party is the surviving Person), or sell, assign, transfer, convey, lease, or otherwise dispose of all or substantially all of its property and assets to another Person, other than the Borrower or another Loan Party, unless:

(A)	immediately after giving effect to that transaction, and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;

(B)	prior written consent is given by the Lender in its sole discretion; and

(C)	either:

(I)	the net proceeds of such sale, assignment, transfer, conveyance, lease or other disposition are applied in accordance with Section 6.2(e) subject to the terms of the Intercreditor Agreement; or

(II)	the Person acquiring the property in any such sale, assignment, transfer, conveyance, lease or other disposition or the Person formed by or surviving any such amalgamation, merger or consolidation assumes all the obligations of that Loan Party under its Guarantee and the Security Documents to which it is party, either by operation of law or pursuant to an assumption agreement or other instrument reasonably satisfactory to the Lender;

(D)	the Borrower has delivered to the Lender (I) an opinion of counsel stating that such transaction and, if an assumption agreement or other instrument is required in connection with such transaction, such assumption agreement or other instrument complies with clause (C) of this Section 6.2(g)(ii) and (II) a certificate of a senior officer of the Borrower stating that all conditions precedent contained in this Loan Agreement relating to such transaction have been complied with;

(E)	unless Section 6.2(g)(ii)(C)(II) applies, the Person acquiring the property in any such sale, assignment, transfer, conveyance, lease or other disposition or the Person formed by or surviving any such amalgamation, merger or consolidation, as the case may be, promptly causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be reasonably required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to such Person; and

(F)	unless Section 6.2(g)(ii)(C)(II) applies, any Collateral owned by or transferred to such Loan Party or other Person, as applicable, shall (I) continue to constitute Collateral under this Loan Agreement and the Security Documents and (II) be subject to the Lien in favour of the Lender.

(iii)	Whenever the conditions of Section 6.2(g)(i) have been duly observed and performed,

(A)	the successor will possess and from time to time may exercise each and every right and power of the Borrower or Subsidiary under this Loan Agreement in the name of the Borrower or Subsidiary, as applicable, or otherwise, and any act or proceeding by any provision of this Loan Agreement required to be done or performed by any directors or officers of the Borrower or Subsidiary may be done and performed with like force and effect by the like directors or officers of such successor; and

(B)	the Borrower or Subsidiary, as applicable, will be released and discharged from liability under this Loan Agreement.

ARTICLE 7
CONDITIONS PRECEDENT

7.1	Conditions Precedent to Effectiveness in Favour of Lender

(a)	As conditions precedent to this Agreement and to the obligation of the Lender to advance the Funded Amount, the Borrower shall have delivered, or caused to be delivered to the Lender in respect of the Loan Parties referred to in section 4.1(a), the following on or before the date hereof:

(i)	an executed copy of this Agreement;

(ii)	executed copies of the Security referred to in Section 4.1(a) and evidence of registration of the same as contemplated by this Agreement;

(iii)	an executed copy of the Warrant Certificate in the form attached hereto as Schedule “A”, which for greater certainty, shall be issued subject to Applicable Law (including the policies of the TSXV and Nasdaq);

(iv)	an executed copy of the Intercreditor Agreement in form and substance satisfactory to the Lender;

(v)	a certificate of status, good standing or equivalent in respect of such Loan Party for all Relevant Jurisdictions in respect of such Loan Party;

(vi)	a certified copy of the resolutions of the board of directors or equivalent of each such Loan Party authorizing the execution, delivery and performance of the Loan Documents and all relevant Constating Documents of each such Loan Party;

(vii)	a certificate of a senior officer of such Loan Party as to copies of the Constating Documents of such Loan Party, general corporate information and other matters as may be reasonably requested by the Lender;

(viii)	opinion(s) of counsel to such Loan Parties addressed to the Lender covering such matters as may be reasonably requested by the Lender or counsel to the Lender;

(ix)	certificates of insurance showing the Lender as loss payee in respect of all property on all insurance policies of such Loan Parties;

(x)	the Disclosure Letter; and

(xi)	such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Lender or their counsel (including, but not limited to, such documentation as is satisfactory to the Lender to evidence the consent of the Senior Lenders to this Agreement and to the transactions contemplated hereby).

(b)	In addition, the following conditions must also be satisfied on or before the Closing Date as additional conditions precedent to this Agreement and to the obligation of the Lender to advance the Funded Amount:

(i)	no Default or Event of Default exists;

(ii)	the representations and warranties contained in Article 5 and in any other Loan Document shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifier included in any such representations and warranties) as if made on such date;

(iii)	the Lender shall have completed and be satisfied with its due diligence review of the Loan Parties, including, without limitation, its review of the Disclosure Letter; and

(iv)	the Lender’s satisfaction, in its sole discretion, with the agreements referenced in Section 7.2(a)(iii);

(v)	no Material Adverse Effect shall have occurred since March 31, 2025.

7.2	Conditions Precedent to Effectiveness in Favour of Borrower

(a)	As conditions precedent to this Agreement, the Lender shall have delivered, or caused to be delivered the following on or before the Closing Date:

(i)	an executed copy of this Agreement;

(ii)	an executed copy of the Intercreditor Agreement in form and substance satisfactory to the Borrower; and

(iii)	such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Borrower or its counsel.

(b)	In addition, the following conditions must also be satisfied on or before the Closing Date as additional conditions precedent to this Agreement and to the obligation of the Borrower to be bound by this Agreement

(i)	the consent and approval of the Senior Lenders to this Agreement, the Security Documents, Intercreditor Agreement and all such other matters as the Borrower or Senior Lenders deem necessary or desirable; and

(ii)	the Borrower’s satisfaction, in its sole discretion, with the agreements referenced in Section 7.1(a)(xi).

7.3	Waiver of Conditions Precedent

(a)	The conditions precedent set out in Section 7.1 are inserted for the sole benefit of the Lender. The conditions precedent set out in Section 7.1 may be waived only by the Lender, in whole or in part and with or without terms or conditions, without affecting the right of the Lender to assert such terms and conditions in respect of any other matter contemplated by this Agreement.

(b)	The conditions precedent set out in Section 7.2 are inserted for the sole benefit of the Borrower. The conditions precedent set out in Section 7.2 may be waived only by the Borrower, in whole or in part and with or without terms or conditions, without affecting the right of the Borrower to assert such terms and conditions in respect of any other matter contemplated by this Agreement.

7.4	Form and Substance of Documents

All Loan Documents, certificates, reports, opinions and other documentation which the Lender is entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lender, acting reasonably.

ARTICLE 8
EVENTS OF DEFAULT

8.1	Events of Default

Each of the following events shall constitute an “Event of Default”:

(a)	Payment of Principal. If the Borrower fails to pay any principal amount of the Loan on the date such amount becomes due and payable.

(b)	Payment of Interest and Other Amounts. If the Borrower fails to pay any interest or other amount (other than principal) forming part of the Obligations when due and payable and such default continues for three (3) Business Days.

(c)	Covenants. If the Borrower or any Subsidiary fails to perform or observe any of its covenants and obligations under any of the Loan Documents, excluding the payment obligations referred to in Sections 8.1(a) and 8.1(b) and such default continues for ten (10) days after the earlier of an officer of the Borrower first having knowledge thereof or written notice thereof being given by a Lender to the Borrower.

(d)	Representations. If any representation and warranty made by any Loan Party in the Loan Documents proves to be incorrect or misleading in any material respect when made or deemed to be made and such inaccuracy or misrepresentation continues for ten (10) days after the earlier of an officer of the Borrower first having knowledge thereof or written notice thereof is given by a Lender to the Borrower.

(e)	Invalidity. If any of the Loan Documents, whether or not enforceable in any jurisdiction, is or becomes, or if the Borrower or any Subsidiary asserts that any Loan Document is, invalid or unenforceable.

(f)	Insolvency. If:

(i)	the Borrower or any Subsidiary shall:

(A)	become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(B)	make an assignment of its property for the general benefit of its creditors whether or not under the Bankruptcy and Insolvency Act (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(C)	institute any proceeding seeking to adjudicate it an insolvent, or seeking compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any applicable Business Corporations Act or Company Act);

(D)	apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of the Collateral; or

(E)	take any overt action to approve, consent to or authorize any of the actions described in this Section 8.1(f); or

(ii)	any petition shall be filed, application be made or other proceeding be instituted by a third party against or in respect of the Borrower or any Subsidiary:

(A)	seeking to adjudicate it an insolvent, or a declaration that an act of bankruptcy has occurred;

(B)	seeking a receiving order against it including under the Bankruptcy and Insolvency Act (Canada);

(C)	seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any applicable Business Corporations Act or Company Act); or

(D)	seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of the Collateral, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of five (5) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against such Loan Party thereunder in the interim, such grace period shall cease to apply.

(g)	Business Suspension. If there exists a voluntary or involuntary suspension of business of the Borrower or any Subsidiary which would have a Material Adverse Effect.

(h)	Seizure. If action is taken by any creditor against the Borrower or any Subsidiary to take possession of or enforce proceedings against any of the property and assets of such Person having a fair market value in excess of $500,000.

(i)	Judgment. If any judgment for the payment of amounts in excess of $500,000 is rendered against the Borrower or any Subsidiary by a court of last resort and is not discharged or satisfied within five (5) days from the date of imposition of such judgment.

(j)	Cross-Default. If the Borrower or any Subsidiary fails to pay principal, interest, premium or other amount in respect of any Debt when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) and the aggregate principal amount owing under such Debt (and any other Debt in respect of which another such failure has occurred) is greater than or equal to $500,000, or if the Borrower or any Subsidiary is in default under any other term or provision of any agreement evidencing or relating to any Debt and the aggregate principal amount owing under such Debt (and any other Debt in respect of which a default has also occurred) is greater than or equal to $500,000, which would allow such Debt to be accelerated and, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period.

(k)	Lien Default. If the Borrower or any Subsidiary is in default under the terms and provisions of any contract, agreement or writing involving an amount in excess of $500,000 with any creditor in favour of whom a Lien exists on the property, assets or undertaking of the Borrower or such Subsidiary, as the case may be, and, if there is a grace period applicable thereto, such failure continues on beyond the expiry of the grace period applicable thereto.

(l)	Priority of Security. If the priority of any of the Security is prejudiced or endangered and is not cured to the satisfaction of the Lender, acting reasonably, within five (5) days after written notice thereof by the Lender to the Borrower.

(m)	Adverse Proceedings. If there occurs any action, suit or proceeding against or affecting the Borrower or any of its Subsidiaries before any court or before any Governmental Authority which, if successful, would reasonably be expected to have a Material Adverse Effect.

(n)	Change of Control. If there occurs a Change of Control, whether or not the requirements of section 6.2(g) have been complied with in connection with such Change of Control.

(o)	Other. If all or any portion of the Senior Debt that as of the date hereof is owed to Servus is transferred to, acquired by, or refinanced or replaced by obligations, liabilities or Debt owed to any licensed producer of cannabis or any Affiliate thereof, other than Cronos Group Inc. or any Affiliate thereof.

8.2	Acceleration, Demand and Termination of Rights

Upon the occurrence of any Event of Default which is continuing and has not been waived, the Lender may give written notice to the Borrower declaring all or any of the Obligations to be forthwith due and payable whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, the Lender shall be deemed to give such notice to the Borrower immediately upon the occurrence of an Event of Default described in Section 8.1(f) or (n).

8.3	Remedies

Upon the making of a declaration contemplated by Section 8.2, the Security shall become immediately enforceable and the Lender may take such action or proceedings as the Lender in its sole discretion deems expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower, on its own behalf and on behalf of the Loan Parties.

8.4	Waivers

The Lender may from time to time waive an Event of Default, absolutely or for a limited time and subject to such terms and conditions as the Lender may specify. No such waiver shall be construed to extend to the occurrence of any other Event of Default. Any such waiver may be given prospectively or retrospectively. No failure of the Lender to exercise, or delay by the Lender in exercising, any of its rights or remedies shall be construed as a waiver of any Event of Default.

8.5	Saving

The Lender shall not be under any obligation to the Borrower, any other Loan Party or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any of the Collateral to be sold, dealt with or otherwise disposed of. The Lender shall not be responsible or liable to the Borrower, any other Loan Party or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Collateral or any part thereof or the failure to allow any of the Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lender will be responsible or liable for any loss or damage arising from their own wilful misconduct or gross negligence.

8.6	Perform Obligations

If an Event of Default has occurred and is continuing and if any Loan Party has failed to perform any of its covenants or agreements in the Loan Documents, the Lender may, on notice to such Loan Party, but shall be under no obligation to, perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing shall be added to and become part of the Obligations and shall be secured by the Security.

8.7	Third Parties

No Person dealing with the Lender or any agent thereof shall be concerned to inquire whether the Security has become enforceable, or whether the powers which such party is purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

8.8	Remedies Cumulative

The rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lender shall be deemed not to be a waiver of any subsequent default.

8.9	Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted by Law, the Lender may, at any time and from time to time upon notice to the Borrower, set-off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, in any currency, and any other indebtedness at any time owing by the Lender or any of its Subsidiaries, to or for the credit of or the account of the Borrower or any of its Subsidiaries, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured. When applying a deposit or other amount owing to a Lender or to any of its Subsidiaries in a currency that is different than the currency of any of the Obligations, the Lender or its Subsidiary, as the case may be, will convert the deposit or other amount using the spot rate in effect at the time of such conversion.

ARTICLE 9
INDEMNIFICATION OF LENDER

9.1	General Indemnity

The Borrower hereby covenants with the Lender that it shall at all times hereafter keep the Lender and its Subsidiaries indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Lender, its Subsidiaries and its and their respective officers, directors, employees, shareholders, representatives, agents, heirs, executors and assignees (each, an “Indemnitee”), and all costs, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) incurred by such Indemnitee, in any way relating to, arising out of such Indemnitee entering into or being a party to any of the Loan Documents, or by reason of its exercising or performing any right, power or obligation under any of the Loan Documents or in connection with its interest in any Lien granted under the Loan Documents. This indemnity shall not apply to any matters caused by the gross negligence or wilful misconduct of the Indemnitees. This indemnity shall survive the termination of this Agreement.

ARTICLE 10
CONVERSION OF FUNDED AMOUNT

10.1	Conversion

(a)	Conversion Offer. While the Obligations hereunder remain outstanding, the Lender may, from to time to time and at any time, serve notice upon the Borrower (the “Conversion Offer”) that the Lender desires to convert the Funded Amount (for greater certainty, which shall consist only of the principal amount of the Loan less OID) in whole or in part into Common Shares of the Borrower at a price per Share equal to the Conversion Price. The Lender shall indicate what portion of the Funded Amount it wishes to convert (the “Conversion Amount”) in such Conversion Offer, provided that the aggregate amount of all Conversion Amounts converted pursuant to this Article 10 shall not exceed the Funded Amount. The Borrower shall have 10 Business Days from the date of receipt of the Conversion Offer to accept or reject the Lender’s offer set forth in the Conversion Offer by notice in writing to the Lender, and if written notice is not given by the Borrower in such 10 Business Days then it shall be deemed to have rejected the Conversion Offer, and the Funded Amount (or part thereof, as applicable) will not be converted into Common Shares, without prejudice to the right of the Lender to issue any further Conversion Offers from time to time thereafter. The Lender shall be entered in the books of the Borrower as at the date the Borrower provides notice in writing that the Conversion Offer has been accepted (such date, the “Date of Conversion”) as the holder of the number of freely tradable Common Shares equal to the Conversion Amount divided by the Conversion Price.

(b)	Manner of Exercise.

(i)	Upon the conversion of the Conversion Amount on the Date of Conversion, the Lender will be entitled to receive that number of Common Shares equal to the quotient obtained when the aggregate of the Conversion Amount to be converted is divided by the Conversion Price and shall receive accrued and unpaid interest on the Conversion Amount from the period of the last Interest Payment Date prior to the Date of Conversion to the Date of Conversion. The Lender will, in respect of any of the Funded Amount which is converted to Common Shares in accordance with this Article 10, be entitled to all rights and privileges accorded to holders of record of Common Shares on and after the Date of Conversion, from which date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non assessable Common Shares.

(ii)	From and after the Date of Conversion, the principal amount of the Loan shall be reduced by the Conversion Amount and the Lender will have no right under the Loan with respect to such Conversion Amount, except to receive the certificate (or direct registration system advice) representing the Common Shares issuable upon conversion of the Conversion Amount in accordance with this Article 10 and to receive accrued and unpaid interest on the Conversion Amount in accordance with Section 10(b)(i).

(c)	Conversion Restrictions. Notwithstanding anything else in this Article 10, at no time shall the Borrower effect any conversion pursuant to this Article 10 if, after giving effect to such conversion, the Lender would beneficially own 10% or more of the Borrower's outstanding Common Shares, unless either (i) the Lender has filed and cleared a valid personal information form with the TSXV or (ii) the Lender has received the prior written approval of the TSXV.

(d)	Certificate Legend. All Common Shares issued to the Borrower pursuant to a Conversion Offer may be subject to resale restrictions imposed under Applicable Laws

10.2	Adjustment of Conversion Price

The Conversion Price will be subject to adjustment from time to time as follows:

(a)	if and whenever at any time prior to the Maturity Date, the Borrower:

(i)	subdivides or redivides any outstanding Common Shares into a greater number of Common Shares;

(ii)	reduces, combines or consolidates any outstanding Common Shares into a smaller number of Common Shares; or

(iii)	issues any Common Shares by way of a stock dividend,

(any of such events above, a “Share Reorganization”), the Conversion Price will be adjusted by multiplying the Conversion Price by a fraction, the numerator of which is the number of Common Shares outstanding on the record date or effective date of such Share Reorganization and the denominator of which is the total number of Common Shares outstanding immediately after such record date or effective date, including the number of Common Shares that would have been outstanding had the outstanding Funded Amount been ultimately converted into such Common Shares on such record date or effective date. Such adjustment will be made successively whenever any event referred to in this Section 10.2(a) occurs;

(b)	if and whenever at any time prior to the Maturity Date there is a reclassification or change of any Common Shares, other than a subdivision or consolidation described in Section 10.2(a), or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Company with or into any other Person or other entity or acquisition of the Borrower or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property, or a sale or conveyance of the property and assets of the Borrower and the Loan Parties as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly-owned Subsidiary of the Borrower) or other entity or a liquidation, dissolution or winding-up of the Borrower (any such event, a “Capital Reorganization”) the Lender, upon any exercise of its conversion rights to acquire Common Shares after the effective date of the Capital Reorganization, shall be entitled to receive, and shall accept, upon such conversion, in lieu of the number of Common Shares to which the Lender was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Lender would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Lender had been the registered holder of the number of Common Shares that the Lender was theretofore entitled to acquire upon such conversion. If mutually determined appropriate by the Lender and the Borrower, each acting reasonably, appropriate adjustments shall be made following any Capital Reorganization in the application of these provisions, with respect to the rights and interest thereafter of the Lender and the adjustments to the Conversion Price to the end that such provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or other property thereafter deliverable upon the conversion of any Conversion Amount pursuant to this Article 10;

(c)	if, for as long as all or any portion of the Funded Amount remains outstanding up to the Maturity Date, the Borrower sets a record date for the issue of rights, options or warrants to all or substantially all holders of Common Shares, entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) of less than 90% of the Current Market Price of the Common Shares on such record date (the issuance of any such rights, options or warrants, a “Rights Offering”), then the Conversion Price will be adjusted effective immediately after the record date by multiplying the Conversion Price in effect on such record date by a fraction: (i) the numerator of which shall be the sum of (A) the total number of Common Shares outstanding as of the record date for the Rights Offering and (B) a number equal to the quotient obtained by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price of the Common Shares on such record date; and (ii) the denominator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange or conversion into Common Shares of all securities issued upon exercise of such rights, options or warrants, if any), provided that, in no event shall the Conversion Price be less than $0.01. Such adjustment shall be made successively whenever such an issuance is made or a record date is fixed. To the extent that any such rights, options or warrants are not so issued or are not exercised prior to the expiration thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect if the record date had not been fixed;

(d)	if, for as long as all or any portion of the Funded Amount remains outstanding up to the Maturity Date, the Borrower issues or distributes to all or substantially all holders of Common Shares, (i) securities of any kind (including securities convertible or exchangeable into Common Shares or property or other assets of the Borrower), (ii) evidences of indebtedness, or (iii) cash or any other assets and, in any of those cases, the issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any such events, a “Special Distribution”), then the Conversion Price will automatically be adjusted as of the record date for such issuance or distribution so that it will equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction: (i) the numerator of which will be the number of Common Shares outstanding on the record date multiplied by the Current Market Price of the Common Shares on the record date, less the fair market value of the Special Distribution; and (ii) the denominator of which will be the number of Common Shares outstanding on the record date multiplied by the Current Market Price of the Common Shares. Such adjustment shall be made successively whenever such a record date is fixed; and

(e)	if, for as long as all or any portion of the Funded Amount remains outstanding up to the Maturity Date, the Borrower makes an issuer bid or tender or exchange (other than an odd lot offer or a normal course issuer bid, an “Issuer Bid”) to all or substantially all of the holders of Common Shares for all or any portion of the Common Shares where the cash and the value of any other consideration included in such payment per Common Share exceeds the Current Market Price of the Common Shares on the date immediately preceding the commencement of the Issuer Bid, the Conversion Price will be adjusted to a price determined by multiplying the applicable Conversion Price in effect on the date of the completion of the Issuer Bid by a fraction: (i) the numerator of which will be the product of the number of Common Shares outstanding immediately prior to the completion of the Issuer Bid (without giving effect to any reduction in respect of any tendered or exchanged shares) and the Current Market Price of the Common Shares on the date immediately preceding the commencement of the Issuer Bid; and (ii) the denominator of which will be the sum of the fair market value of the aggregate consideration paid by the Borrower to holders of Common Shares upon the completion of the Issuer Bid, and the product of (y) the difference between the number of Common Shares outstanding immediately prior to the completion of the Issuer Bid (without giving effect to any reduction in respect of tendered or exchanged shares) and the number of Common Shares actually purchased by the Borrower pursuant to the Issuer Bid, and (z) the Current Market Price of the Common Shares on the date immediately preceding the commencement of the Issuer Bid.

10.3	Conversion Rights Adjustment Rules.

The following rules and procedures are applicable to adjustments made pursuant to this Article 10:

(a)	any Common Shares owned by or held for the account of the Borrower, if any, will be deemed not to be outstanding for the purpose of any computation pursuant to this Article 10;

(b)	in any case in which this Article 10 requires that an adjustment shall become effective immediately after a record date for an event referred to herein, the Borrower may defer, until the occurrence of such event, issuing or transferring to the Lender converting after such record date and before the occurrence of such event, the additional securities issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Borrower will deliver to the Lender an appropriate instrument evidencing the Lender’s right to receive such additional securities upon the occurrence of the event requiring such adjustment and, subject to completion of such event, the right to receive any distributions made on such additional securities declared in favour of holders of record of securities on and after the Maturity Date or such later date as the Lender would, but for the provisions of this Section 10.3(b), have become the holder of record of such additional securities hereunder;

(c)	if the Borrower after the Closing Date takes any action affecting its Common Shares, other than any action described in Section 10.2, which in the opinion of the Board, acting reasonably, would materially affect the conversion rights of the Lender, the Conversion Price will be adjusted in such manner, at such time and by such action by the Board as it may determine, acting reasonably, to be equitable to the Lender and the Borrower in the circumstances, but subject in all cases to any necessary regulatory approval;

(d)	the adjustments provided for herein are cumulative and will apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions hereof, provided that, notwithstanding any other provision hereof, no adjustment of the Conversion Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided that any adjustments which, except for the provisions of this Section 10.3(d) would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments; and

(e)	in the event of any question arising with respect to the adjustments provided herein, such question will be conclusively determined by the Borrower’s auditors who shall have access to all necessary records of the Borrower and such determination will be binding upon the Borrower and the Lender.

10.4	Fractional Common Shares

The Borrower shall not issue fractional Common Shares upon any conversion made pursuant to this Article 10. The Borrower shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

10.5	Notice of Adjustment

The Borrower shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 10.2, deliver a notice to the Lender specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby including the resulting Conversion Price and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

10.6	Authorization, Reservation and Valid Issuance of Common Shares

All corporate action required to be taken by the Borrower to authorize the issuance of the Common Shares issuable upon conversion pursuant to this Article 10 has been taken or will be taken prior to the Closing Date. The Borrower will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue upon conversion of any Conversion Amount pursuant to this Article 10, such number of Common Shares as shall then be issuable upon conversion of the Funded Amount. All Common Shares which shall so be issuable shall be, upon issuance, duly and validly issued, fully paid and non-assessable.

ARTICLE 11
ASSIGNMENT

11.1	Assignment Prior to Default

(a)	A Lender (herein sometimes called an “Assigning Lender”) may, with or without the prior written consent of the Borrower, assign all or any part of its rights to, and may have its respective obligations in respect of, the Loan assumed by one or more Persons (each, an “Assignee”), provided, in each case that: (i) such interest or part of its interest, as the case may be, is, if less than all of its remaining interest in the Loan, not less than Cdn. $1,000,000.00 and integral multiples of Cdn.$1,000,000.00 over and above such amount, (ii) such Assignee becomes a party to this Agreement and to the Intercreditor Agreement pursuant to an assignment and assumption agreement, (iii) such Assignee is not on the “Restricted List” provided by the Borrower as Schedule 11.1 of the Disclosure Letter, (iv) if such Assignee is not a resident of Canada for purposes of the Income Tax Act (Canada), such Assignee acknowledges to the Borrower in writing that payments made to such Assignee pursuant to this Agreement may be subject to withholding tax under such Act and that the Borrower has no obligation to indemnify or hold harmless such Assignee in respect of such withholding tax. With respect to (iii) above, the Borrower may from time to time after the date of this Loan Agreement provide written notice to the Lender as to any proposed updates to the “Restricted List”, and the Lender shall have 10 Business Days from the date of receipt of such written notice to accept or reject the Borrower’s proposed updates, such acceptance not to be unreasonably withheld, and if written notice is not given by the Lender in such 10 Business Days then it shall be deemed to have accepted such proposed updates.

(b)	In the case of an assignment, the Assignee shall have the same rights and benefits and be subject to the same limitations under the Loan Documents as it would have if it was a Lender.

(c)	The Borrower will, at the applicable Lender’s expense, execute such further documents and instruments and do such further things as such Lender may reasonably request for the purpose of any assignment.

11.2	No Assignment by Borrower

Except as permitted by Section 6.2(d), the Borrower shall not assign, delegate or transfer all or any part of its rights or obligations hereunder without the prior written consent of the Lender.

ARTICLE 12
GENERAL PROVISIONS

12.1	Exchange and Confidentiality of Information

(a)	The Borrower agrees that the Lender may provide any assignee or any bona fide prospective assignee pursuant to Article 11 with any information concerning the Loan Parties provided such party agrees in writing to be bound by a like duty of confidentiality to the Non-Disclosure and Confidentiality Agreement, by and between the Borrower and the Lender, dated as of April 14, 2025 (the “Existing NDA”).

(b)	The parties hereto acknowledge that the Existing NDA remains in effect and binding on them in accordance with the terms thereof.

12.2	Electronic Instructions

The Borrower authorizes the Lender to do all things as authorized by the Borrower even if such authorization is sent by fax or by e-mail and the Lender may deem such authorization valid and sufficient and the aforementioned presumption of accuracy shall apply to the authorization, whether it is required for transmitting information for any other purpose. Moreover, the Lender shall not be held liable for any delays which may be caused when an instruction is sent whether due to a technical problem of any kind.

12.3	Further Assurances

Each party hereto shall, at the request of the other perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

12.4	Conflicting Provisions

In the event of (but to the extent only of) a conflict or inconsistency between the terms of this Agreement and any of the other Loan Documents, the terms of this Agreement shall govern. For greater certainty, the existence of additional rights of the Lender or additional obligations of the Borrower or any other Loan Party in any of the other Loan Documents shall not constitute a conflict or any inconsistency.

12.5	Notice

Any notice or other communication hereunder shall be in writing addressed to the party for whom it is intended and, if delivered, it shall be considered received (subject to Laws) on the day it is given to an officer of the recipient, or if by email transmission in PDF format during normal business hours on a Business Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the email address provided as follows, provided that if a notice is received on a day that is not a Business Day or after 1:00 p.m. Calgary time on any day, it shall be deemed to be received on the following Business Day:

In the case of the Borrower:

At the address set forth opposite the Borrower’s name on the signature page hereto.

In the case of the Lender:

At the address set forth opposite the Lender’s name on the signature pages hereto.

Any party may change its address, fax number or email address, or provide an email address if one is not provided above or on the signature pages hereto, from time to time in a notice similarly given.

12.6	Time of Essence

Time is of the essence in this Agreement.

12.7	Entire Agreement

This Agreement and the other Loan Documents contemplated by this Agreement constitute the entire agreement between the Borrower and the Lender in respect of the obligations herein set out and supersede and cancel any prior agreements between such parties concerning such obligations.

12.8	Counterparts; Integrations; Effectiveness

This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the Security and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Expect as provided in Article 7, this Agreement shall become effective when it has been executed by the Lender and when the Lender has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

12.9	Electronic Execution of Agreements

This Agreement and any other Loan Document may be signed by way of associating or otherwise appending an electronic signature or other facsimile signature of the applicable signatory and the words “execution”, “signed”, “signature”, and words of like import in this Agreement and any other Loan Document shall be deemed to include electronic signature or other facsimile signature, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature.

12.10	Fees and Expenses

The Borrower and Lender are each responsible for their own out-of-pocket expenses (including the reasonable fees and expenses of legal counsel, accountants and other advisors) incurred in connection with the preparation of this Agreement, the Security and transaction documents delivered in connection with this Agreement and the closing of this financing transaction.

[Signature page follows]

Docusign Envelope ID C387C829-O882-4451-A997-F2CA3BF83608

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

HIGH TIDE INC., as Borrower

Per:
Name:
Title:

Address: 100-4838 Richard Rd SW,
Calgary, AB T3E 6L1

Telephone: 587-392-1238
Email

HORTICAN INC., as Lender

Per:
Name:
Title:

Address:
Telephone:
Email:

(Signature page to the Loan Agreement)

1380-5754-0375.10

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

HIGH TIDE INC., as Borrower

Per:
Name:
Title:

Address:
Telephone:
Email:

HORTICAN INC., as Lender

Per:	_______________
Name:	________________
Title:	_____________

Address: ____________________
               Attention: Legal Department

Email: _______________________

[Loan Agreement - Signature Page]

SCHEDULE A

FORM OF WARRANT CERTIFICATE

1380-5754-0375.10

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF MUST NOT TRADE THE SECURITY AND ANY SECURITY ISSUED ON EXERCISE HEREOF BEFORE NOVEMBER 17, 2025.

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF HIGH TIDE INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT. THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE AT OR BEFORE 2:00 P.M. (CALGARY TIME) ON JULY 16, 2030, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

COMMON SHARE PURCHASE WARRANT
HIGH TIDE INC.

Number of warrants represented by this certificate: 3,836,317         Original Issue Date: July 16, 2025
Certificate number: 1

THIS COMMON SHARE PURCHASE WARRANT (this “Warrant”) certifies that, for value received, Hortican Inc., a company existing under the laws of Canada, or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Original Issue Date”), subject to the vesting provision at Section 2(c) hereof, and on or prior to 2:00 p.m. (Toronto time) on July 16, 2030 (the “Termination Date”), but not thereafter, to subscribe for and purchase from High Tide Inc., a company existing under the laws of the Province of Alberta (the “Company”), up to 3,836,317 common shares in the capital of the Company (“Common Shares”) (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one Warrant Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

1394-1279-6951.11

1

Section 1.          Certain Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the loan agreement between the Issuer and the Company dated July 16, 2025 (the “Loan Agreement”).

“Adjustment Period” means the period commencing on the Original Issue Date and ending at the Termination

Date.

“Current Market Price” of the Common Shares at any date means the price per Common Share equal to the VWAP for the 30 Trading Days preceding such date (i) on the TSXV, or (ii) if the Common Shares are not traded on the TSXV, on any other stock exchange or quotation system, or (iii) if the Common Shares are not traded on any stock exchange or quotation system, on an over-the-counter market. If the Common Shares are not then traded on an over- the-counter market or on any stock exchange or quotation system, the Current Market Price per Common Share shall be the fair market value of a Common Share as determined by an independent appraiser selected in good faith by the Company and reasonably acceptable to the Holder, the fees and expenses of which shall be paid by the Company.

“Trading Day” with respect to a stock exchange or over-the-counter market means a day on which such exchange or market is open for business.

“TSXV” means the TSX Venture Exchange.

“VWAP” for any period, means the volume weighted average trading price of the Common Shares, calculated in accordance with customary market practice.

Section 2.         Exercise.

(a)	Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Original Issue Date and on or before the Termination Date, by delivery to the Company of a duly executed facsimile copy or PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto as Exhibit A (the “Notice of Exercise”). Within the earlier of (i) ten Trading Days and (ii) the number of Trading Days comprising the standard settlement period, expressed in a number of Trading Days, on the TSXV with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise (“Standard Settlement Period”) following such date of exercise, the Holder shall deliver the aggregate Exercise Price for the Warrant Shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a Canadian bank unless the Cashless Exercise procedure specified in Section 2(d)(ii) below is specified in the applicable Notice of Exercise.

This Warrant and the Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or under state securities laws of any state in the United States. The Warrants and any Common Shares issued upon exercise of such Warrants will be, “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, this Warrant may not be exercised in the United States, by, or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the Securities Act and applicable state securities laws. “United States” and “U.S. Person” have the meanings given to them in Regulation S under the Securities Act.

(b)	Exercise Price. The exercise price per Warrant Share under this Warrant shall be $3.91 (the “Exercise Price”), subject to adjustment from time to time hereunder in accordance with the terms hereof.

(c)	[Reserved].

(d)	Mechanics of Exercise.

(i)	Delivery of Warrant Shares Upon Exercise. The Company shall direct Olympia Trust Company, as registrar and transfer agent for the Common Shares (the “Transfer Agent”), by the date that is the later of (i) the earlier of (X) two (2) Trading Days after the delivery to the Company of the Notice of Exercise and (Y) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise, and (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company (such later date, the “Warrant Share Delivery Date”), to deliver, on an expedited basis, a direct registration system (“DRS”) statement or share certificate representing the Warrant Shares purchased hereunder to the Holder at the address specified by the Holder in the Notice of Exercise. Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a Cashless Exercise, as defined below) is received within the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the TSXV with respect to the Common Shares as in effect on the date of delivery of the Notice of Exercise.

2

(ii)	Cashless Exercise. Upon receipt of the Notice of Exercise, in lieu of effecting the exercise of this Warrant upon payment of the Exercise Price, the Company may, at its sole option, elect to deliver shares equal to the value (as determined below) of this Warrant (or the portion thereof being cancelled) by directing the surrender by the Holder of this Warrant Certificate to receive the Warrant Shares without payment of the Exercise Price (“Cashless Exercise”). In the event the Cashless Exercise is elected, the Company shall issue to the Holder on the Warrant Share Delivery Date a number of Warrant Shares equal to the quotient obtained by dividing ((A-B) × (X)) by (A), where:

(A) = the Current Market Price at the date on which the Holder elects to exercise this Warrant by means of a cashless exercise, as set forth in the applicable Notice of Exercise;

(B) = the Exercise Price of this Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon exercise of this Warrant (or portion thereof) in accordance with the terms of this Warrant Certificate if such exercise were by means of a cash exercise rather than a Cashless Exercise.

(iii)	TSXV Legend. Upon any exercise of this Warrant by a Holder, the Warrant Shares thereupon issued shall be represented by one or more DRS statements or share certificates imprinted with the legend set forth below:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS

SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Original Issue Date will be inserted].”

And if applicable under the policies of the TSXV, the additional legend as follows:

“WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT

OF A CANADIAN RESIDENT UNTIL [the date which is four months and one day after the Original Issuance Date will be inserted].”

(iv)	U.S. Legend Upon any exercise of this Warrant by a Holder, the Warrant Shares thereupon issued shall be represented by one or more DRS statements or share certificates imprinted with the legend set forth below:

3

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR U.S. STATE SECURITIES LAWS. BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, THE HOLDER AGREES FOR THE BENEFIT OF HIGH TIDE INC. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE COMPANY; OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; OR (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS; OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.;

(v)	Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, upon surrender of this Warrant Certificate at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

(vi)	Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to this Section 2(d) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

(vii)	No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(viii)	Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise, as well as all fees to CDS (or another established clearing corporation performing similar functions) required for same day electronic delivery of the Warrant Shares.

4

(ix)	Closing of Books. The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(e)	Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to this Section 2 or otherwise, only to the extent that after giving effect to such exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s affiliates (for the purposes of this Section 2(e) collectively, the “Holder Group”)), would beneficially own 20% or more of the outstanding Common Shares. For the avoidance of doubt, if the Holder Group beneficially owns less than 20% of the outstanding Common Shares prior to such exercise, then the Holder may exercise this Warrant only to such extent that, after giving effect to such exercise, the Holder Group shall beneficially own no more than 19.99% of the Common Shares.

(f)	Exercise Restriction. Notwithstanding anything else in this Section 2, at no time shall the Company effect any exercise of this Warrant pursuant to this Section 2 if, after giving effect to such exercise, the Holder would beneficially own 10% or more of the Company’s outstanding Common Shares, unless either (i) the Holder has filed and cleared a valid personal information form with the TSXV or (ii) the Holder has received the prior written approval of the TSXV.

Section 3.           Certain Adjustments.

(a)	Adjustments Generally. The rights of the Holder of this Warrant, including the number of Warrant Shares issuable upon the exercise of such Warrants, will be adjusted from time to time in the events and in the manner provided in, and in accordance with the provisions of, this Section. The purpose and intent of the adjustments provided for in this Section is to ensure that the rights and obligations of the Holder are neither diminished or enhanced as a result of any of the events set forth in paragraph (b) of this Section. Accordingly, the provisions of this Section shall be interpreted and applied in accordance with such purpose and intent.

(b)	Adjustments. The Exercise Price in effect at any date will be subject to adjustment from time to time as follows:

(i)	Share Reorganization: If and whenever at any time during the Adjustment Period, the Company shall (A) subdivide, redivide or change the outstanding Common Shares into a greater number of Common Shares, (B) consolidate, combine or reduce the outstanding Common Shares into a lesser number of Common Shares, or (C) fix a record date for the issue of Common Shares or securities convertible into or exchangeable for Common Shares to all or substantially all of the holders of Common Shares by way of a stock dividend or other distribution, then, in each such event, the Exercise Price shall, on the record date for such event or, if no record date is fixed, the effective date of such event, be adjusted so that it will equal the rate determined by multiplying the Exercise Price in effect immediately prior to such date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares outstanding on such date after giving effect to such event (including, in the case where securities convertible into or exchangeable for Common Shares are distributed, the number of additional Common Shares that would have been outstanding had such securities been converted into or exchanged for Common Shares immediately after giving effect to such event). Such adjustment shall be made successively whenever any such event shall occur. Any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for such stock dividend for the purpose of calculating the number of outstanding Common Shares under paragraphs (i) and (ii) hereof.

(ii)	Rights Offering: If and whenever at any time during the Adjustment Period, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling the holders thereof, within a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, then the Exercise Price shall be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares so offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable). Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this paragraph are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

5

(iii)	Distribution: If and whenever at any time during the Adjustment Period, the Company shall fix a record date for the making of a payment, issuance, dividend or distribution to all or substantially all of the holders of Common Shares of (A) shares of any class other than Common Shares whether of the Company or any other corporation, (B) rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares or property or other assets of the Company (other than a Rights Offering as provided for in paragraph (ii) above), (C) evidences of indebtedness, or (D) cash, securities or other property or assets then, in each such case and if such payment, issuance, dividend or distribution does not fall under paragraphs (i) or (ii) above, the Exercise Price will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on the earlier of such record date and the date on which the Company announces its intention to make such payment, issuance, dividend or distribution, less the aggregate fair market value (as determined by the directors, acting reasonably, at the time such payment, issuance, dividend or distribution is authorized) of such shares or rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets so paid, issued, dividended or distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, provided that if two or more such record dates referred to in this Section 3(b)(iii) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any such rights, options or warrants so paid, issued, dividended or distributed are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect based upon such rights, options or warrants or evidences of indebtedness or cash, securities or other property or assets actually paid, issued, dividended or distributed or based upon the number or amount of securities or the property or assets actually paid, issued, dividended or distributed upon the exercise of such rights, options or warrants, as the case may be.

(c)	Reclassifications: If and whenever at any time during the Adjustment Period, there is (A) any reclassification of or amendment to the outstanding Common Shares, any change of the Common Shares into other shares or any other reorganization of the Company (other than as described in Section 3(b) hereof), (B) any consolidation, amalgamation, arrangement, merger, acquisition or other form of business combination of the Company with, into or by any other corporation resulting in any reclassification of the outstanding Common Shares, any change of the Common Shares into other shares, any exchange of the Common Shares for shares, securities, cash or property of the other corporation or any other reorganization of the Company, or (C) any sale, lease, exchange or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity, then, in each such event, the Holder of this Warrant which is thereafter exercised shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the kind and number or amount of shares or other securities, cash or property which such Holder would have been entitled to receive as a result of such event if, on the effective date thereof, such Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon such exercise. If necessary as a result of any such event, appropriate adjustments will be made in the application of the provisions set forth in this paragraph with respect to the rights and interests thereafter of the Holder of this Warrant Certificate to the end that the provisions set forth in this paragraph will thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or other securities or property thereafter deliverable upon the exercise of this Warrant. Any such adjustments will be made by and set forth in an instrument supplemental hereto approved by the directors, acting reasonably.

6

(d)	Adjustment of Number of Warrant Shares. If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 3(b) or 3(c) of this Warrant Certificate, then the number of Warrant Shares purchasable upon the subsequent exercise of this Warrant shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

(e)	Rules Regarding Calculation of Adjustment of Exercise Price.

(i)	The adjustments provided for in this section are cumulative and will be computed to the nearest cent or the nearest 1/100th of a share, as the case may be, and will be made successively whenever an event referred to therein occurs, subject to the following paragraphs of this Section 3(e).

(ii)	No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price and no adjustment in the Exercise Price is required unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share; provided, however, that any adjustments which, except for the provisions of this paragraph, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(iii)	No adjustment in the Exercise Price will be made in respect of any event described in this Section 3, other than the events referred to in Section 3(c), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised this Warrant prior to or on the effective date or record date of such event.

(iv)	If at any time a question or dispute arises with respect to adjustments provided for in this Section 3, such question or dispute will be conclusively determined by an independent and qualified valuator appointed by the Holder or such other qualified person as may be appointed by the Holder, at the expense of the Company, such appointment to be subject to the approval of the Company (acting reasonably), and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Company and the Holder. The Company will provide such valuator with access to all necessary records of the Company.

(v)	In case the Company after the date of issuance of this Warrant takes any action affecting the Common Shares, other than action described in this Section 3, which would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by an independent and qualified valuator appointed by the Holder or such other qualified person as may be appointed by the Holder, at the expense of the Company, such appointment to be subject to the approval of the Company (acting reasonably), but subject in all cases to any necessary regulatory approval.

7

(vi)	If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(vii)	In the absence of a resolution of the directors of the Company fixing a record date for any event which would require any adjustment to this Warrant, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected.

(viii)	As a condition precedent to the taking of any action which would require any adjustment to the Warrant Shares issuable under this Warrant, including the Exercise Price, the Company shall take any corporate action which may be necessary in order that the Company or any successor to the Company or successor to the undertaking or assets of the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(ix)	The Company will, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Section 3, and in no event more than 15 days after the occurrence of any such event, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(x)	The Company covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of the effective date or of its intention to fix a record date for any event referred to in this Section 3 whether or not such action would give rise to an adjustment in the Exercise Price or the number and type of securities issuable upon the exercise of the Warrants, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event. Such notice shall be given not less than 14 days in each case prior to such applicable record date or effective date.

(xi)	In any case that an adjustment pursuant to Section 3 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Company may defer, until the occurrence and consummation of such event, issuing to the Holder of this Warrant, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Company will deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Exercise Date or such later date as the Holder would, but for the provisions of this paragraph, have become the holder of record of such additional Warrant Shares or of such other securities or property.

Section 4.          Transfer of Warrant.

Transferability. Subject to compliance with any applicable securities laws, and provided that the transferee is not on the “Restricted List” provided by the Company in the Disclosure Letter (as defined in the Loan Agreement), as may be updated pursuant to the process outlined in the Loan Agreement, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

8

(b)	New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the principal office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a) as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Original Issue Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

(c)	Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose, in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d)	Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law or Canadian securities laws. Any resales shall be made in accordance with applicable securities laws.

Section 5.          Consolidation and Amalgamation.

(a)	The Company shall not enter into any transaction whereby more than one-half of the voting or equity interests of the Company would be acquired by, or all or substantially all of the Company’s undertaking, property and assets would become the property of, any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, arrangement, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as the Company, acting reasonably, considers necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Company under this Warrant Certificate, and

(ii)	the Warrant and the terms set forth in this Warrant Certificate will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant Certificate.

(b)	Whenever the conditions of Section 5(a) shall have been duly observed and performed, the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Warrant in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

Section 6.          Miscellaneous.

9

(a)	No Rights as Shareholder Until Exercise; No Settlement in Cash. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise hereof as set forth in Sections 2(d)(i) and 2(d)(ii), except as expressly set forth in Section 3. Without limiting any rights of a Holder to receive cash payments pursuant to Section 2(d)(vii) and any of the events set forth in Section 3(b) or Section 3(c) herein, in no event shall the Company be required to net cash settle an exercise of this Warrant.

(b)	Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

(c)	Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Trading Day, then such action may be taken or such right may be exercised on the next succeeding Trading Day.

(d)	Authorized Shares.

The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the TSXV upon which the Common Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its notice of articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be reasonably necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)	Jurisdiction. This Warrant shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws, rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

10

(f)	Restrictions. The Holder acknowledges that this Warrant and the Warrant Shares acquired upon the exercise of this Warrant may have restrictions upon their transfer and resale imposed by applicable securities laws.

(g)	Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses, including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h)	Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Loan Agreement.

(i)	Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(j)	Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k)	Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(l)	Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(m)	Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n)	Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

(o)	Currency. All references to currency herein shall be deemed to refer to Canadian dollars, unless otherwise specified.

(p)	Electronic Signature. The Company may execute this certificate by electronic signature. To the extent that this certificate or any agreement subject to the terms hereof or any amendment hereto is executed, recorded or delivered electronically, it shall be binding to the same extent as though it had been executed on paper with an original ink signature. The fact that this certificate is executed, signed, stored or delivered electronically shall not prevent the enforcement of the terms hereof. Physical possession of the original of this certificate or any paper copy thereof shall confer no special status to the bearer thereof.

********************

11

(Signature Page Follows)

12

IN WITNESS WHEREOF, the Company has caused this Wa1rnnt to be executed by its officer thereunto duly authorized as of the date first above indicated.

HIGH TIDE INC.

Name:	____________________
Title:	________________

1399-2141-5960, V. 1

13

EXHIBIT A

NOTICE OF EXERCISE

TO: HIGH TIDE INC. (THE “COMPANY”)

The undersigned, pursuant to the terms of the attached Warrant, hereby (check applicable box(es)):

☐	subscribes for ______________Warrant Shares at the Exercise Price pursuant to the terms of the Warrant Certificate and tenders herewith a certified cheque or bank draft or evidence of electronic transfer of funds for $_________ in full payment therefor

AND/OR

☐	elects to exercise its Cashless Exercise in respect of __________ Warrant Shares underlying the attached Warrant, with the result that ___________ Warrant Shares shall be issuable to the Holder, calculated in accordance with the formula ((A-B) × (X)) by (A), where

(A) = the Current Market Price as of the date of this Notice of Exercise;

(B) = the Exercise Price of the Warrant, as adjusted hereunder; and

(X) = the number of Warrant Shares that would be issuable upon this exercise of the Warrant (or portion thereof) in accordance with the terms of the Warrant Certificate if such exercise were by means of a cash exercise rather than a Cashless Exercise.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐	(A) The undersigned Holder at the time of exercise of the Warrant (i) is not in the United States, (ii) is not a U.S. Person, (iii) is not exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, (iv) subject to Note 2 below, did not execute or deliver this Notice of Exercise in the United States, and (v) delivery of the underlying Common Shares will not be to an address in the United States; OR

☐	(B) the undersigned Holder is exercising the Warrant for its own account, and is an "accredited investor" (“Accredited Investor”) as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), at the time of exercise of this Warrant; OR

☐	(C) if the undersigned holder is (i) a holder in the United States, (ii) a U.S. Person, (iii) a person exercising for the account or benefit of a U.S. Person, (iv) executing or delivering this exercise form in the United States or (v) requesting delivery of the underlying Warrant Shares in the United States, the undersigned holder has delivered to the Company and the Company’s transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance reasonably satisfactory to the Company) or such other evidence reasonably satisfactory to the Company and the Transfer Agent to the effect that with respect to the Common Shares to be delivered upon exercise of the Warrant, the issuance of such securities has been registered under the Securities Act and applicable state securities laws, or an exemption from such registration requirements is available.

It is understood that the Company may require evidence to verify the foregoing representations. Notes:

(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked and the applicable requirements are complied with. If B or C is checked, a customary legend evidencing compliance with U.S. securities laws (the “U.S. Legend”) shall be affixed to the Warrant Shares unless the Company and the Transfer Agent receive a satisfactory opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that the U.S. Legend is no longer required under the Securities Act and applicable U.S. state laws.

(2)	For greater certainty, Box A may be checked by or on behalf of a Holder that is a discretionary or similar account (other than an estate or trust) that is excluded from the definition of “U.S. Person” pursuant to Rule 902(k)(2)(i) of Regulation S, and is held on behalf of a person that is not a U.S. Person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States.

1394-1279-6951.11

14

(3)	If the Warrant has a U.S. Legend affixed to them the resulting Warrant Shares will have the U.S. Legend unless the Company and Transfer Agent receive a satisfactory opinion of counsel of recognized standing in form and substance satisfactory to the Company and the Transfer Agent to the effect that the U.S. Legend is no longer required under the Securities Act and applicable state laws.

(4)	If Box C above is checked, holders are encouraged to consult with the Company and the Transfer Agent in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company and the Transfer Agent.

(5)	“United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the Securities Act.

The undersigned hereby irrevocably directs that the said Warrant Shares be issued, registered and delivered as follows:

Name(s) in Full and Social Insurance Number(s) (if applicable)	Address(es)	Number of Warrant Shares

If the attached Warrant has been exercised in part, the Company shall, pursuant to section 2(d)(v) of the Warrant Certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by the attached Warrant, which new Warrant shall in all other respects be identical with the attached Warrant.

[SIGNATURE OF HOLDER]

Name of Investing Entity: ___________________________________________________________________________
Signature of Authorized Signatory of Investing Entity: _____________________________________________________
Name of Authorized Signatory: _______________________________________________________________________
Title of Authorized Signatory: ________________________________________________________________________
Date: ___________________________________________________________________________________________

15

EXHIBIT B

ASSIGNMENT FORM

(To assign and transfer the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned and transferred to

Name:
(Please Print)
Address:
(Please Print)
Phone Number:

Email Address:

In the case of a Warrant Certificate that contains a U.S. restrictive legend, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(A)	the transfer is being made only to the Company;

☐	(B)	the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”), and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Exhibit “C” to the Warrant Certificate (or such other form as the Company may reasonably prescribe), or

☐	(C)	the transfer is being made within the United States or to, or for the account or benefit of, U.S. Persons, in accordance with a transaction that does not require registration under the Securities Act or applicable state securities laws and the undersigned has furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect.

This Warrant shall only be transferable in accordance with all applicable laws. Without limiting the foregoing, if the Warrant Certificate bears a legend restricting the transfer of the Warrant except pursuant to an exemption from registration under the Securities Act, this Assignment Form must be accompanied by a Declaration for Removal of Legend in the form attached as Exhibit “C” (or such other form as the Company may prescribe from time to time), or a written opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to the effect that the assignment and transfer is exempt from registration under the Securities Act and applicable state securities laws.

In the case of a Warrant Certificate that does not contain a U.S. restrictive legend, if the proposed transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, the undersigned transferor hereby represents, warrants and certifies that the transfer of the Warrants is being completed pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws, in which case the undersigned transferor has furnished to the Company an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company to such effect.

☐	If the assignment and transfer is to, or for the account or benefit of, a U.S. Person or a person in the United States, check this box.

In the event this transfer of the Warrant represented by this Warrant Certificate is to or for the account or benefit of a U.S. Person or a person in the United States, the Holder acknowledges and agrees that the Warrant Certificate(s) representing such Warrant issued in the name of the transferee will be endorsed with a U.S. Legend. “U.S. Person” and “United States” have the meanings ascribed to them in Regulation S under the Securities Act.

16

Dated: ______________________ __, _____

Holder’s Signature: ______________________________

Holder’s Address: ________________________________

17

EXHIBIT C

Form of Declaration for Removal of Legend –

Rule 904 Under the U.S. Securities Act of 1933

TO:                         HIGH TIDE INC. (THE “COMPANY”)

AND TO:               OLYMPIA TRUST COMPANY., AS REGISTRAR AND TRANSFER AGENT FOR THE COMPANY’S COMMON SHARES (THE “TRANSFER AGENT”)

The undersigned (A) acknowledges that the sale of _______________ ☐ common shares OR ☐ common share purchase warrants of the Company to which this declaration relates, represented by certificate number ________________________ or held in Direct Registration System (DRS) Account No.  ____________________, is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned (a) is not an “affiliate” of the Company, as that term is defined in Rule 405 under the U.S. Securities Act, or is an affiliate solely by virtue of being an officer or director of the Company, (b) is not a “distributor” as defined in Regulation S, and (c) is not an affiliate of a distributor; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange, the Cboe Canada exchange or any other “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ________________, 20__.

X ____________________________________________
Signature of individual (if Seller is an individual)

X_____________________________________________
Authorized signatory (if Seller is not an individual)

Name of Seller (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)

18

Affirmation by Seller’s Broker-Dealer
(Required for sales pursuant to Section (B)(2)(b) above)

We have read the representation letter of ____________ (the “Seller”) dated __________, 20__, pursuant to which the Seller has requested that we sell, for the Seller's account, ________________ common shares of the Company represented by certificate number ______________ or held in Direct Registration System (DRS) Account No.____________ (the “Common Shares”). We have executed sales of the Common Shares pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1)	no offer to sell the Common Shares was made to a person in the United States;

(2)	the sale of the Common Shares was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange, the Cboe Canada Exchange or another “designated offshore securities market” (as defined in Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;

(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4)	we have done no more than execute the order or orders to sell the Common Shares as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Common Shares (including, but not be limited to, the solicitation of offers to purchase the Common Shares from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained in this letter to the same extent as if this letter had been addressed to them.

Dated _________________, 20__.

Name of Firm

By: _________________________________

Title: ______________________________

19